Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated

August 20, 2018

by and among

PLAINS PIPELINE, L.P.

a Texas limited partnership

as Plains Seller

MAGELLAN OLP, L.P.

a Delaware limited partnership

as Magellan Seller

and

MAPLELEAF MIDSTREAM, LLC

a Delaware limited liability company

as Buyer

i

EXHIBITS

Exhibit A-1	Form of Assignment of Plains Subject Interests
Exhibit A-2	Form of Assignment of Magellan Subject Interests
Exhibit B	Net Working Capital Calculation
Exhibit C-1	Form of Plains Guarantee
Exhibit C-2	Form of Magellan Guarantee
Exhibit D	Form of Amended and Restated LLC Agreement
Exhibit E	Form of Release and Settlement Agreement
Exhibit F	Form of Joint Tariff Agreement
Exhibit G	Form of Second Amendment to the O&M Agreement
Exhibit H	Form of Amendment to Plains Connection Agreement
Exhibit I	Form of Release Agreement

SCHEDULES

Schedule 1(a)	Required Approvals
Schedule 1(b)	Certain Defined Terms
Schedule 3.2	LLC Agreement
Schedule 3.6(a)	Company Disputes
Schedule 3.6(b)	Seller Disputes
Schedule 3.8	LLC Agreement Obligations
Schedule 3.11	Environmental Laws
Schedule 3.12	Compliance with Laws
Schedule 3.14	Capital Contributions and Expansions
Schedule 3.15(d)	No Seller Side Agreements
Schedule 3.16(c)	Distributions since December 31, 2017
Schedule 3.17(a)	Sales or dispositions as of the Execution Date
Schedule 3.17(d)	Absence of Certain Changes or Events
Schedule 3.17(g)	Certain Capital Expenditures approved by the Management Committee since December 31, 2017
Schedule 4.10	No Buyer Side Agreements
Schedule 6.8	Certain Litigation Matters
Schedule 6.10	Proposed Financing

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated August 20, 2018 (the “Execution Date”) is entered into by and among Plains Pipeline, L.P., a Texas limited partnership (“Plains Seller”), Magellan OLP, L.P., a Delaware limited partnership (“Magellan Seller”, each of Plains Seller and Magellan Seller, a “Seller”, and together, the “Sellers”), and Mapleleaf Midstream, LLC, a Delaware limited liability company (“Buyer”). Buyer and Sellers shall be referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Plains Seller and Magellan Seller each holds a fifty percent (50%) ownership interest (all such interests, the “Membership Interests”) in BridgeTex Pipeline Company, LLC, a Texas limited liability company (the “Company”), with such Membership Interests (a) being subject to the terms and provisions of that certain Amended and Restated Limited Liability Company Agreement dated November 14, 2014, as amended by that First Amendment to Amended and Restated Limited Liability Company Agreement of BridgeTex Pipeline Company, LLC, dated May 11, 2015 (the “LLC Agreement”) and (b) constituting all of the issued and outstanding ownership interests of the Company;

WHEREAS, the Company owns that certain pipeline system approximately four hundred (400) miles in length with approximately four hundred forty thousand (440,000) barrels per day of capacity transporting crude oil and condensate from Colorado City, Texas to East Houston, Texas, together with crude oil storage of approximately one million eight hundred thousand (1,800,000) barrels at Colorado City, Texas, pump stations in Colorado City, Texas and near Bryan, Texas (the “Bryan Origin Terminal”) along with a number of intermediate pump stations to move crude oil through such pipeline, a pipeline meter station in East Houston, Texas and at the Bryan Origin Terminal, a storage terminal at the Bryan Origin Terminal, and truck unloading facilities at the Bryan Origin Terminal (the “Pipeline”);

WHEREAS, concurrent with the execution and delivery of this Agreement, OMERS Administration Corporation, a non-share capital corporation continued pursuant to the Ontario Municipal Employees Retirement System Act, 2006 (“OMERS”), has executed and delivered to Sellers the Equity Commitment Letter (as defined below); and

WHEREAS, subject to the terms and conditions described in this Agreement, (a) Plains Seller desires to sell to Buyer, and Buyer desires to purchase from Plains Seller, thirty percent (30%) of the Membership Interests (the “Plains Subject Interests”), and (b) Magellan Seller desires to sell to Buyer, and Buyer desires to purchase from Magellan Seller, twenty percent (20%) of the Membership Interests (the “Magellan Subject Interests” and, together with the Plains Subject Interests, the “Subject Interests”) all to occur as part of the same transaction, so that, upon the Closing, Buyer, Magellan Seller and Plains Seller will own 50%, 30% and 20%, respectively of the outstanding Membership Interests.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Sellers agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“A&R LLCA” has the meaning provided such term in Section 7.2(g).

“ACES Law” means anti-corruption Law and Law relating to economic sanctions.

“Actions” has the meaning provided such term in Section 3.6(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or interests, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For clarification purposes, the various members of the general partner of Plains GP Holdings, L.P. (“PAGP”), other than PAGP, shall not be Affiliates of Plains Seller for purposes of this Agreement. Notwithstanding the foregoing, for purposes of Sections 6.6 and 6.9, “Affiliates” of Buyer shall be limited to Mapleleaf Midstream Holdings Corporation and its subsidiaries; provided, however, that for purposes of Section 6.6, “Affiliates” of Buyer shall include Buyer’s applicable affiliated entities that would be the required filers for the Required Approvals, but only with respect to the obligations in Section 6.6 to make such filings and to provide the required information about such filers and any of their respective subsidiaries and Affiliates to the relevant Governmental Authorities in connection therewith, in each case, in accordance with Section 6.6.

“Agreement” has the meaning provided such term in the Preamble.

“Assignment” has the meaning provided such term in Section 7.2(b).

“Audit Event” means that Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the annual financial statements audited by such firm and included in the Required Information and a new unqualified audit opinion has not been issued with respect to such financial statements by Ernst & Young LLP or another nationally-recognized independent public accounting firm or any of such audited financial statements shall have been restated in any materially adverse manner.

“BridgeTex Representations” means, except for Seller Representations, all representations and warranties of a Seller or portions thereof in this Agreement or in a closing certificate delivered pursuant to this Agreement.

“Bryan Origin Terminal” has the meaning provided such term in the Recitals.

“Burdensome Condition” has the meaning provided such term in Section 6.6(d).

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in Toronto, Canada or the State of Texas and that is not otherwise a federal holiday in the United States.

“Buyer” has the meaning provided such term in the Preamble.

“Buyer Indemnified Parties” has the meaning provided such term in Section 10.2(a).

“Buyer’s Non-Cash Losses Calculation” has the meaning provided such term in Section 10.2(f).

“Capacity Leases” means, collectively, (i) that certain Capacity Lease Agreement, dated as of March 14, 2016, by and between Operator and the Company, (ii) that certain Capacity Lease Agreement, dated as of November 14, 2014, by and between Operator and the Company, and (iii) the Sunrise Capacity Lease.

“Capital Account Statement” has the meaning provided such term in Section 6.14.

“Claim Notice” has the meaning provided such term in Section 10.3(a).

“Closing” has the meaning provided such term in Section 7.1.

“Closing Date” has the meaning provided such term in Section 7.1.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning provided such term in the Recitals.

“Company Contracts” has the meaning provided such term in Section 3.15(b).

“Confidentiality Agreements” means, collectively, (i) that certain Confidentiality Agreement, dated as of the Execution Date, by and between Plains Seller and OMERS Infrastructure Management Inc. and (ii) that certain Confidentiality Agreement, dated as of July 17, 2018, by and between Magellan Seller and OMERS Infrastructure Management Inc.

“Connection Agreements” means, collectively, (i) that certain Amended and Restated Connection Agreement, dated as of November 14, 2014, by and between Operator and the Company, (ii) that certain Connection Agreement, dated as of December 13, 2013, by and between Operator and the Company with respect to a crude pipeline junction in or near Pasadena, TX, (iii) that certain Connection Agreement, dated as of December 13, 2013, by and between Operator and the Company with respect to a crude pipeline junction in or near Houston, TX, (iv) that certain Connection Agreement, dated as of November 22, 2013, by and between the Company and Centurion Pipeline L.P., (v) the Plains Connection Agreement, (vi) that certain Connection Agreement, dated as of April 4, 2014, by and between the Company and Medallion Pipeline Company, LLC, (vii) that certain Connection Agreement, dated as of November 4, 2014, by and between the Company and Navigator BSG Transportation and Storage, LLC, (viii) that certain Connection Agreement dated March 26, 2014, between the Company and Blanchard Refining Company LLC, (ix) that certain Connection Agreement dated March 26, 2014, between the Company and Marathon Petroleum Company LP and (x) that certain Connection Agreement dated May 14, 2014, between the Company and Valero Refining-Texas, L.P.

“Construction Agreements” means (a) the Amended and Restated Construction Management Agreement by and between the Company and Construction Manager dated as of November 14, 2014, (b) the Construction Management Agreement (Bryan Terminal Project) by and between the Company and Construction Manager dated effective as of June 1, 2016, (c) the Construction Management Agreement (Phase II Expansion Project) by and between the Company and Construction Manager dated effective as of March 1, 2017 and (d) the Construction Management Agreement (Phase III Expansion Project) by and between the Company and Construction Manager dated effective as of January 1, 2018.

“Construction Manager” means Magellan Pipeline Company, L.P.

“Contract” means any legally binding agreement, commitment or contract.

“Debt” means all (a) obligations of a Person for borrowed money, evidenced by an instrument for the payment of money or issued in substitution for or exchange of indebtedness for borrowed money, including obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (b) obligations of such Person under conditional sale agreements relating to property or assets purchased by such Person, except for obligations with respect to retainage under construction agreements entered into the ordinary course of business consistent with past practice; (c) obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, other than commodity hedging arrangements entered into in the ordinary course of business and in accordance with the Commodity Management Policy; (d) obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn; (e) capital lease obligations of such Person; and (f) guarantees, whether direct or indirect, by such Person of Debt of others or Debt of any other Person secured by any assets of such Person.

“Deductible” means an amount equal to one and one-half percent (1.5%) of the Purchase Price.

“Direct Claim” has the meaning provided such term in Section 10.3(d).

“Disclosed Conditions” has the meaning provided such term in Section 4.8(b).

“Dispute Notice” has the meaning provided such term in Section 2.3(b).

“Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to the provisions of ERISA) and any other bonus, deferred compensation, change in control, retention, incentive compensation, equity ownership, equity purchase, equity option or other equity-related award, phantom equity, employment, consulting, welfare, fringe benefit, vacation, severance, disability, death benefit, hospitalization, insurance or similar plan, agreement, arrangement, program, policy or practice providing compensation or benefits, whether written or unwritten, in any case (i) that is sponsored, maintained or contributed to by the Company, (ii) to which the Company is a party, or (iii) with respect to which the Company has or may have any liability (including contingent liability).

“Environmental Law” means any Law pertaining to prevention of pollution, protection of occupational health and workplace safety and the environment (including wildlife and natural resources), pipeline safety, remediation of contamination or restoration of environmental quality, including the following Laws and any regulations promulgated thereunder: (i) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); (ii) the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq.; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; (iv) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; (v) the Clean Water Act, 33 U.S.C. § 1251 et seq.; (vi) the Clean Air Act, 42 U.S.C. § 7401 et seq.; (vii) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; (viii) the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq.; (ix) the Pipeline Safety Act, 49 U.S.C. chapter 601; (x) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; (xi) the Endangered Species Act, 16 U.S.C. § 1531 et seq.; (xii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and all comparable Laws of the state in which the Pipeline is located.

“Equity Commitment Letter” has the meaning provided such term in Section 4.8(a).

“Equity Financing” has the meaning provided such term in Section 4.8(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Execution Date” has the meaning provided such term in Preamble.

“Final Settlement Statement” has the meaning provided such term in Section 2.3(b).

“Financing Sources” has the meaning provided such term in Section 6.10.

“Fundamental Representations” means those representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.4(b), Section 3.5, Section 3.7, Section 3.16(b), Section 3.21, Section 4.1, Section 4.2, Section 4.3(a), Section 4.3(b), Section 4.5, Section 4.6, Section 4.7, Section 4.8 and Section 4.9.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Authority” means any U.S. federal, state, municipal, local, Native American, Canadian federal, provincial, or similar authority, regulatory or administrative agency or court with jurisdiction over the Parties, the Company, its operations or assets, this Agreement or any of the transactions contemplated hereby, the Assignments, or the Subject Interests, including any judicial or any quasi-governmental body exercising any regulatory, expropriation or taxing authority.

“Hazardous Substance” means and includes each substance or material defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance, or for which liability is imposed, under any Environmental Law, and any petroleum or petroleum products that have been Released into the environment.

“Indemnified Party” has the meaning provided such term in Section 10.3(a).

“Indemnifying Party” has the meaning provided such term in Section 10.3(a).

“Knowledge” means with respect to (i) Plains Seller, the actual knowledge, without any duty or obligation of investigation or inquiry, of the following executives of Plains All American Pipeline, L.P.: Sam Brown, Jeremy Goebel, Richard McGee, Carol Sandvick, Chris Herbold, Walter van Zanten, Doug Kennedy and Brad Wright, and (ii) Magellan Seller, the actual knowledge, without any duty or obligation of investigation or inquiry, of the following executives of Magellan Midstream Partners, L.P.: Robb Barnes, Michael Aaronson, Doug May, Mark Roles, Christopher Nalley, Trent Bridges, and Melanie Little; provided, however, that (x) Plains Seller shall not be required to disclose to Buyer or any of its Representatives any confidential information known to Richard McGee or Carol Sandvick, to the extent such disclosure would cause Plains Seller or the Company to lose the benefit of the attorney-client privilege or attorney work product doctrine with respect to such confidential information, and (y) Magellan Seller shall not be required to disclose to Buyer or any of its Representatives any confidential information known to Doug May or Trent Bridges, to the extent such disclosure would cause Magellan Seller or the Company to lose the benefit of the attorney-client privilege or attorney work product doctrine with respect to such confidential information; and any nondisclosure by such Seller of such confidential information as referenced in clause (x) or (y), as applicable, shall not be considered a breach of any representation or warranty under this Agreement, in each case, so long as Sellers have provided on the applicable Schedule a description of the relevant non-privileged elements of such matter.

“Law” means any statute, writ, law, common law, rule, regulation, ordinance, Order, award or determination of a Governmental Authority, or any requirement under the common law, in each case as in effect on and as interpreted on the Closing Date.

“Lien” means any charge, lien, right of first refusal, pledge, option, mortgage, deed of trust, hypothecation, security interest, restriction (including on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“LLC Agreement” has the meaning provided such term in Recitals.

“Losses” has the meaning provided such term in Section 10.2(a).

“Magellan Guarantee” has the meaning provided such term in Section 7.2(e).

“Magellan Seller” has the meaning provided such term in the Preamble.

“Magellan Subject Interests” has the meaning provided such term in the Recitals.

“Marketing Period” means the period ending on the earlier of (a) the end of the first period of twenty-five (25) consecutive Business Days after the Execution Date during and at the end of which (i) Buyer shall have the Required Information, (ii) the unaudited financial information for any fiscal quarter included in the Required Information has not become stale under Regulation S-

X and (iii) no Audit Event has occurred and is continuing and (b) the 15th Business Day after all conditions to Closing in Article 8 have been satisfied or waived (other than (i) those conditions that can only be satisfied as of Closing and (ii) those conditions that have not been satisfied as a result of the breach by Buyer of its obligations hereunder).

“Material Adverse Effect” means any change, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, events, circumstances, developments and occurrences, is, or could reasonably be expected to be, materially adverse to (a) the assets, liabilities, financial condition or operations of the Company or (b) the validity or enforceability of this Agreement or the ability of such Seller to consummate the transactions contemplated hereby; provided, however, that with respect to clause (a) of this definition, the term “Material Adverse Effect” shall not include effects to the extent resulting from:

(i) any change, event, circumstance, development or occurrence generally affecting the oil and gas industry, or the oil transportation industry, in the U.S. or in the area in which the Company operates;

(ii) any change, event circumstance, development or occurrence generally affecting the U.S. economy or the financial, capital or energy markets in the U.S. or in the area in which the Company operates, including any effects from competition or general changes in supply, demand, infrastructure, transportation rates or interest or exchange rates;

(iii) any general change in prices for oil or other hydrocarbons;

(iv) except with respect to Section 3.4(b), execution of this Agreement and the announcement thereof;

(v) any change in applicable Law or the interpretation thereof by any Governmental Authority, general regulatory conditions or generally accepted accounting principles or accounting standards;

(vi) any change in political conditions, including acts of war, sabotage, armed hostilities or terrorism, embargo, sanctions or interruptions of trade, or any escalation or worsening of any thereof;

(vii) any natural disasters or acts of God, including hurricanes, tornados, flood, meteorological events or storms;

(viii) the failure of any assumptions, estimates or projections relating to the Company to be accurate; provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded;

(ix) any loss, damage, destruction, condemnation or other casualty to the Pipeline; or

(x) any action of such Seller, any Affiliate of such Seller or the Company taken with Buyer’s prior written consent or that is otherwise expressly permitted or required hereunder;

provided, however, that notwithstanding the foregoing, any effects resulting from the matters referred to in clauses (v), (vi) and (vii) of this proviso shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent such matters occur after the date hereof and only to the extent such matters have a material and disproportionate impact on the Company as compared to other crude oil transportation systems operating in the same area.

“Membership Interests” has the meaning provided such term in the Recitals.

“Net Working Capital” means (a) the sum of the amounts for the categories of current assets of the Company specified on Exhibit B, less (b) the sum of the amounts for the categories of current liabilities of the Company specified on Exhibit B, in each case, determined in accordance with GAAP and the terms set forth on Exhibit B, consistently applied, as of the Closing Date.

“Non-Cash Losses” means Losses (other than direct monetary damages) for which Sellers are required to indemnify Buyer pursuant to Section 10.2(a)(ii).

“Non-Cash Losses Dispute Notice” has the meaning provided such term in Section 10.2(f).

“Non-Fundamental Representations” means all representations and warranties of Sellers and Buyer set forth in Article 3 and Article 4, respectively, other than the Fundamental Representations.

“Normalized Working Capital” means $55,000,000.00.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement dated as of November 14, 2014 between the Company and the Operator, as amended by that certain First Amendment dated effective April 1, 2017 between the Company and the Operator.

“OMERS” has the meaning provided such term in the Recitals.

“Operator” means Magellan Pipeline Company, L.P.

“Order” has the meaning provided such term in Section 3.11.

“Other Bid” has the meaning provided such term in Section 6.11.

“Outside Closing Date” has the meaning provided such term in Section 9.1(b).

“PAGP” has the meaning provided such term in the definition of Affiliate.

“Party” and “Parties” have the meaning provided such terms in the Preamble.

“Permit” means all permits, licenses, registrations, certifications, authorizations, approvals, consents, exemptions, waivers, variances, privileges and other authorizations of or by any Governmental Authority.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Pipeline” has the meaning provided such term in the Recitals.

“Plains Connection Agreement” means that certain Connection Agreement, dated as of May 29, 2014, by and between the Company and Plains Seller.

“Plains Guarantee” has the meaning provided such term in Section 7.2(d).

“Plains Seller” has the meaning provided such term in the Preamble.

“Plains Subject Interests” has the meaning provided such term in the Recitals.

“Preliminary Settlement Statement” has the meaning provided such term in Section 2.3(a).

“Pro Rata Allocation” means sixty percent (60%) in the case of Plains Seller and forty percent (40%) in the case of Magellan Seller, in each case on a several, and not a joint, basis.

“Proposed Financing” has the meaning provided such term in Section 6.10.

“Purchase Price” has the meaning provided such term in Section 2.2.

“Records” has the meaning provided such term in Section 6.3.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing.

“Release Agreement” means the Release Agreement to be dated as of the Closing Date in the form attached hereto as Exhibit I.

“Release and Settlement Agreement” means the Release and Settlement Agreement to be dated as of the Closing Date in the form attached hereto as Exhibit E.

“Representatives” means (a) a Person’s Affiliates and their respective debt financing sources, and (b) the equity financing sources of such Person and any Affiliate that controls such Person and their respective directors, managers, partners, officers, employees, duly authorized agents, or professional advisors (including attorneys, accountants, consultants, bankers, financial advisors and any representatives of such advisors).

“Required Approvals” are described on Schedule 1(a).

“Required Information” means (i) the audited balance sheet of the Company as of the last day of each fiscal year ending December 31, 2017, December 31, 2016 and December 31, 2015 and each other calendar year ending after December 31, 2017 and at least ninety (90) days prior to the Closing Date and the related audited statements of operations and cash flows of the Company and changes in Members’ capital accounts for the year then ended and the opinion of the auditor of the Company related thereto and (ii) the unaudited balance sheet of the Company as of the last day of each calendar quarter ending after December 31, 2017 and at least twenty-two (22) Business Days prior to the Closing Date and the related unaudited statements of operations and cash flows of the Company and changes in Members’ capital accounts for the quarter then ended.

“Schedules” means the schedules attached to this Agreement.

“Seller” has the meaning provided such term in the Preamble.

“Seller Indemnified Parties” has the meaning provided such term in Section 10.2(b).

“Seller Representations” means (a) those representations and warranties of a Seller set forth in Section 3.1; Section 3.3; Section 3.4(a); Section 3.4(b)(i) to the extent relating to any Law applicable to such Seller; Section 3.4(b)(ii) to the extent relating to the terms of any Contract that is an asset of such Seller; Section 3.4(b)(iii) to the extent relating to creation or imposition of any Lien with respect to any asset of such Seller; Section 3.4(c); the first two sentences of Section 3.5(a) and the third sentence of Section 3.5(a) to the extent relating to issuance of the Subject Interests in violation of Contracts binding on such Seller or its Affiliates; Section 3.5(b) to the extent relating to rights to acquire or purchase from, or obligations to transfer with respect to, such Seller; Section 3.5(c); Section 3.5(d); Section 3.5(e); the first sentence of Section 3.6(a); Section 3.6(b); Section 3.7 with respect to such Seller; Section 3.8; the first sentence of Section 3.9; the penultimate sentence in Section 3.10; Section 3.14(a); the first sentence of Section 3.15(b); the first sentence of Section 3.15(c); the first sentence of Section 3.16(a); Section 3.19; Section 3.20 as it relates to such Seller; and Section 3.21; and (b) any representation or warranty in a closing certificate delivered pursuant to this Agreement to the extent it relates to any of the representations in clause (a) above or in which Seller is solely making representations as to itself, its rights and its liabilities (and not as to the Company, the Company’s rights or the Company’s liabilities).

“Seller Taxes” means (i) with respect to Plains Seller, any and all Taxes with respect to the Plains Subject Interests for any taxable period or portion thereof ending on or before the Closing Date that are paid by the Company pursuant to Section 6225 of the Code and/or any analogous provision of the laws of any state or locality and (ii) with respect to Magellan Seller, any and all Taxes with respect to the Magellan Subject Interests for any taxable period or portion thereof ending on or before the Closing Date that are paid by the Company pursuant to Section 6225 of the Code and/or any analogous provision of the laws of any state or locality.

“Shipper Account” means the aggregate of all accounts of a counterparty under one or more Transportation Agreements, the size of which shall be measured by the amount of projected revenue over the remainder of the current terms of such Transportation Agreements, using the present value of such revenue, discounted at an annual interest rate of 6.0%.

“Specified Litigation” means the Specified Litigation-A and the Specified Litigation-B, either individually or collectively as the context requires.

“Specified Litigation-A” has the meaning provided such term in Schedule 1(b).

“Specified Litigation-B” has the meaning provided such term in Schedule 1(b).

“Specified Termination Event” has the meaning provided such term in Schedule 1(b).

“Storage Agreements” means that certain Letter Agreement re: East Houston Storage, dated as of September 1, 2017, by and between the Company and Magellan Crude Oil Pipeline Company, L.P., as amended as of October 31, 2017.

“Subject Interests” has the meaning provided such term in the Recitals.

“Sunrise Capacity Lease” means that certain Capacity Lease Agreement, dated as of January 1, 2018, by and between Sunrise Pipeline LLC and the Company.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means (a) all taxes, assessments, fees and other similar charges in the nature of a tax imposed by any Governmental Authority, including any federal, state, local and/or foreign income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution tax, production tax, severance tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, ad valorem tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax, and estimated tax, and (b) any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with any item described in clause (a).

“Third Party Claim” has the meaning provided such term in Section 10.3(a).

“Transfer Taxes” has the meaning provided such term in Section 6.4(a).

“Transportation Agreements” means each transportation services agreement reflecting shipper volume commitments entered into in connection with the Company’s open seasons held in June 2012 (excluding that certain transportation services agreement associated with the Specified Litigation-B), from December 2015 through February 2016 with respect to the Eaglebine Expansion Project, from July 6, 2017 to August 4, 2017 with respect to the Phase II Expansion Project and the supplemental open season held in December 2017 with respect to the Phase III Expansion Project.

“Willful Breach” means, with respect to any Party, (a) such Party’s willful or deliberate act or a willful or deliberate failure to act by such Party, which act or failure to act constitutes in and of itself a material breach of any covenant set forth in this Agreement and which was undertaken with the actual knowledge of such Party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement or (b) the failure by such Party to consummate the transactions contemplated hereby after all conditions to such Party’s obligations in Article 8 have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions which by their terms can only be satisfied simultaneously with the Closing but which would be capable of being satisfied at Closing if Closing were to occur); provided, that notwithstanding anything to the contrary in this Agreement, in no event shall (i) Buyer be in “Willful Breach” if either of the Sellers is in material breach of this Agreement at the time this Agreement is terminated and (ii) either Seller be in “Willful Breach” if Buyer is in material breach of this Agreement at the time this Agreement is terminated.

Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the LLC Agreement, unless otherwise indicated.

ARTICLE 2

PURCHASE AND SALE

Section 2.1 Sale and Purchase of Subject Interests. Upon the terms and subject to the conditions set forth herein, (a) Plains Seller shall sell, assign and transfer to Buyer free and clear of any Liens (other than pursuant to securities Laws and the LLC Agreement), and Buyer will purchase, acquire and accept from Plains Seller, the Plains Subject Interests on the Closing Date, and (b) Magellan Seller shall sell, assign and transfer to Buyer free and clear of any Liens (other than pursuant to securities Laws and the LLC Agreement), and Buyer will purchase, acquire and accept from Magellan Seller, the Magellan Subject Interests on the Closing Date.

Section 2.2 Purchase Price. The purchase price for the Subject Interests is equal to the sum of the following (the “Purchase Price”):

(a) One billion four hundred thirty-seven million five-hundred thousand dollars ($1,437,500,000.00), allocated to Sellers in accordance with their respective Pro Rata Allocations; plus

(b) the product of (i) fifty percent (50%) and (ii) the remainder, which may be a positive or negative number, of (A) the Net Working Capital minus (B) Normalized Working Capital, allocated to or from Sellers in accordance with their respective Pro Rata Allocations; plus

(c) an aggregate of fifty percent (50%) of the Capital Contributions made by the Sellers (payable to Plains Seller and Magellan Seller in accordance with such Seller’s Pro Rata Allocation), in each case pursuant to the terms of the LLC Agreement between the Execution Date and the Closing Date to the extent (A) such Capital Contributions are for an Expansion approved after the Execution Date by the Management Committee and by Buyer pursuant to Section 6.5, and (B) not duplicative of any amounts included in the Net Working Capital.

Section 2.3 Purchase Price Payable at Closing; Adjustments. Sellers and Buyer shall cooperate and provide each other access, including through electronic means, to the Company’s respective books and records as are reasonably requested in connection with the matters addressed in this Section 2.3.

(a) Not less than five (5) Business Days prior to the expected Closing Date, Sellers shall in good faith prepare and provide to Buyer a joint statement (the “Preliminary Settlement Statement”) setting forth (i) an estimate of the Net Working Capital and its components and (ii) the amount of Capital Contributions described in Section 2.2(c), in each case, together with reasonable supporting documentation. Sellers and Buyer shall meet at least two (2) Business Days prior to the expected Closing Date to discuss the Preliminary Settlement Statement and shall in good faith attempt to resolve any disagreements. If Buyer and Sellers agree on changes to any such amounts based on such discussions, then the Preliminary Settlement Statement shall be adjusted based on such changes. Buyer shall pay at Closing the Purchase Price calculated based on the amounts set forth in the Preliminary Settlement Statement, as it may be adjusted pursuant to the foregoing (if applicable). The existence of any dispute with respect to any calculations in the Preliminary Settlement Statement shall not delay or otherwise affect the Closing or the obligation to make payments specified in Section 7.3 at the Closing.

(b) Sellers shall in good faith prepare and provide to Buyer a joint statement (the “Final Settlement Statement”) setting forth the Sellers’ final calculation of the Purchase Price using the actual Net Working Capital at Closing, which clearly delineates any differences from the Preliminary Settlement Statement, together with the supporting documentation provided by the Company, within thirty (30) days after Sellers’ receipt from the Company of final Financial Statements for the month ending on the Closing Date pursuant to Section 8.2(b) of the LLC Agreement. If Buyer disagrees with the calculation of the Purchase Price as provided in the Final Settlement Statement, then Buyer shall provide each Seller with a written notice thereof within thirty (30) days after receiving the Final Settlement Statement (a “Dispute Notice”) and shall include reasonable detail regarding such specific objections. If Buyer and Sellers working in good faith, which shall include cooperating with each other and the Company to obtain any necessary additional information, are unable to agree on such disputed items on or prior to the date that is thirty (30) days following Sellers’ receipt of the Dispute Notice, then any Party may refer such dispute to a firm of independent public accountants mutually acceptable to Buyer and Sellers, which firm shall make a final and binding determination as to all matters and all Parties in dispute on a timely basis and promptly shall notify the Parties in writing of its resolution. Such accounting firm handling the dispute resolution shall not have the power to modify or amend any term or provision of this Agreement. Each of Buyer, on the one hand, and Sellers, on the other hand, (in proportion to Sellers’ respective Pro Rata Allocation) shall bear and pay one-half of the fees and other costs charged by such accounting firm. If Buyer does not object to the calculations set forth in the Final Settlement Statement within the time period and in the manner set forth in this Section 2.3(b) or accept such calculations, then such calculations as set forth in the Final Settlement Statement shall become final and binding upon the Parties for all purposes hereunder.

(c) If the Net Working Capital is a value that is (i) greater than the estimate of the Net Working Capital set forth in the Preliminary Settlement Statement, as adjusted (if applicable), then Buyer shall pay to each Seller its Pro Rata Allocation of 50% of the amount of such difference within five (5) Business Days after such amounts are so agreed or determined, by wire transfer of immediately available funds to an account or accounts designated by such Seller or (ii) less than the estimate of the Net Working Capital set forth in the Preliminary Settlement Statement, as adjusted (if applicable), then each Seller shall pay to Buyer its Pro Rata Allocation of 50% of the amount of such difference within five (5) Business Days after such amounts are so agreed or determined, by wire transfer of immediately available funds to an account or accounts designated by Buyer.

(d) All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid, credited, debited, or received under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

AND THE COMPANY

As of the Execution Date and the Closing Date (other than representations and warranties made as of a specified date, in which case, as of such specified date), Sellers hereby severally, not jointly, represent and warrant (subject to any disclosures in the Schedules to the extent permitted under Section 11.15) to Buyer as follows:

Section 3.1 Existence and Good Standing of Sellers. Such Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

Section 3.2 Existence and Good Standing of Company. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the limited liability company power to own the Pipeline and to carry on its business as now being conducted. A true and complete copy of the LLC Agreement is attached as Schedule 3.2.

Section 3.3 Authorization. Such Seller has all requisite power, authority and legal capacity to execute, deliver and perform fully this Agreement and its respective Assignment, to perform such Seller’s obligations thereunder and to consummate the transactions contemplated thereunder. The execution, delivery and performance of this Agreement and its respective Assignment and the consummation of the transactions contemplated thereunder by such Seller have been duly and validly authorized by all necessary action. This Agreement has been duly executed and delivered by such Seller, and at the Closing, its respective Assignment will have been duly executed and delivered by such Seller, and, assuming due authorization, execution and delivery by Buyer and the other Seller, where applicable, each of the Agreement and its respective Assignment, shall represent the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy Laws.

Section 3.4 No Conflict; Third Party Consent.

(a) Neither the execution or delivery of this Agreement or its respective Assignment by such Seller, nor the performance by such Seller of its obligations hereunder or thereunder, will violate, breach or conflict with such Seller’s organizational documents.

(b) Assuming the termination or expiration of the waiting periods called for under the Required Approvals, neither the execution nor delivery of this Agreement or its respective Assignment by such Seller, nor the performance by such Seller of its obligations hereunder or thereunder, will (i) violate, breach or conflict with any Law applicable to such Seller, or to the Knowledge of such Seller, the Company, (ii) to the Knowledge of such Seller, violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or give rise to a loss of a material benefit under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any Contract that is an asset of such Seller or the Company, or (iii), to the Knowledge of such Seller, result in the creation or imposition of any Lien with respect to any asset of such Seller or the Company.

(c) Except for the Required Approvals, no consent of a Governmental Authority is required in connection with the execution and delivery by such Seller of this Agreement or its respective Assignment or the consummation by such Seller of the transactions contemplated hereby and thereby.

Section 3.5 Subject Interests.

(a) Such Seller owns as of the Execution Date, and as of immediately prior to giving effect to the consummation of the transactions contemplated hereby, will own, beneficially and of record its respective Subject Interests free and clear of any Lien (other than pursuant to securities Laws and the LLC Agreement). There is no Action pending or, to the Knowledge of such Seller, threatened, against such Seller or its respective Affiliates arising out of or relating to such Seller’s ownership of its respective Subject Interests. The Subject Interests represent 50% of the Common Interests of the Company, they have been duly authorized and validly issued in accordance with the Company’s organizational documents, and were not issued in violation of the terms of any Contract binding on such Seller, its respective Affiliates or the Company.

(b) Except as described in this Section 3.5, there are no authorized or outstanding (i) equity interests of the Company, (ii) securities of the Company convertible into, exchangeable or exercisable for equity interests, (iii) options, warrants, purchase rights, subscription rights, exchange rights or other rights to purchase or acquire from the Company or such Seller, or obligations of such Seller or the Company to transfer, sell or issue, any equity interests or other securities, including securities convertible into or exchangeable for equity interests or other securities of the Company, (iv) profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes, or other Debt that entitle the holders to vote (or that are convertible or exercisable for or exchangeable into securities that entitle the holders to vote).

(c) Such Seller and its respective Affiliates are not party to any voting agreement, voting trust, proxy or other arrangement restricting or otherwise relating to the voting, distribution rights or disposition of the Subject Interests (other than the LLC Agreement).

(d) Upon the delivery of and payment for the Plains Subject Interests as provided for in this Agreement, Buyer will receive good and valid title to the Plains Subject Interests (which will represent 30% of the Common Interests of the Company), free and clear of all Liens (other than pursuant to securities Laws and the LLC Agreement).

(e) Upon the delivery of and payment for the Magellan Subject Interests as provided for in this Agreement, Buyer will receive good and valid title to the Magellan Subject Interests (which will represent 20% of the Common Interests of the Company), free and clear of all Liens (other than pursuant to securities Laws and the LLC Agreement).

(f) To the Knowledge of such Seller, the Company has no subsidiaries.

Section 3.6 Disputes.

(a) Except as set forth on Schedule 3.6(a), there are no lawsuits, claims, demands, protests, arbitrations, proceedings, investigations, reviews or audits (“Actions”) pending or, to the Knowledge of such Seller, threatened by any Person against such Seller that would seek to restrain, prohibit or challenge the transactions contemplated hereby or in its respective Assignment. Except as set forth on Schedule 3.6(a), to the Knowledge of such Seller, there are no Actions pending or threatened in writing against the Company or to which the Company is a named party, and the Company is not in default with respect to any Order issued in respect of the Company. To the Knowledge of such Seller, there is no material claim pending with respect to the Company or the Pipeline under the Company’s insurance policies.

(b) Neither such Seller nor any of its Affiliates (i) has any Actions pending or threatened against the Company, (ii) since January 1, 2016, has made any demands, protests, complaints or other claims against the Company except as set forth on Schedule 3.6(b) or, in the case of the Operator, for ordinary course payment obligations of the Company under the O&M Agreement and the Construction Management Agreements, or (iii) is contemplating any Actions against the Company.

Section 3.7 Brokers’ Fees. Such Seller and the Company have not retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement and the transactions contemplated hereby in a manner so as to give rise to any claims against Buyer, any of Buyer’s Affiliates or the Company for any brokerage commission, finder’s fee or similar payment with respect to the transactions contemplated hereby.

Section 3.8 LLC Agreement. Except as set forth in Schedule 3.8, such Seller has performed all of its obligations under the LLC Agreement and is not in default or violation of any provision of the LLC Agreement.

Section 3.9 No Bankruptcy. There are no bankruptcy proceedings pending against, being contemplated by or, to the Knowledge of such Seller, threatened against such Seller. To the Knowledge of such Seller, there are no bankruptcy proceedings pending against, being contemplated by or threatened against the Company.

Section 3.10 Taxes. To the Knowledge of such Seller, (a) the Company has timely filed all material Tax Returns required to have been filed by or with respect to the Company and its operations, and such Tax Returns are complete and correct in all material respects; (b) all material Taxes owed by the Company have been timely paid; (c) the Company has always been and will be through the Closing Date validly classified, for United States federal income tax purposes, as a “partnership” within the meaning of Treasury Regulation Section 301.7701-3 and as defined in Section 761(a) of the Code; (d) the Company is not the subject of any pending or proposed (in writing) examinations, audits, claims, assessments, levies, or Actions with respect to Taxes; (e) there are no Liens on the assets of the Company for Taxes, other than liens for Taxes not yet due and payable; (f) the Company has made a valid Section 754 election; (g) the Company has not waived or extended any statute of limitations in respect of Taxes; and (h) all Taxes that the Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority. There are no Liens on such Seller’s respective Subject Interests for Taxes, other than liens for Taxes not yet due and payable. Notwithstanding any other provision in this Agreement, other than Section 3.17(f), the representations and warranties in this Section 3.10 are the only representations and warranties in this Agreement with respect to the Tax matters of the Company.

Section 3.11 Environmental Laws. Except as set forth in Schedule 3.11, to the Knowledge of such Seller, (a) the Company is and has been since January 1, 2017 in compliance in all material respects with all applicable Environmental Laws; (b) there are no actions pending or threatened in writing against the Company alleging violation of or liability under any Environmental Law; (c) the Company is not subject to any order, settlement, judgment, injunction or decree (“Order”) involving uncompleted, outstanding or unresolved obligations, liabilities or requirements arising under Environmental Law; (d) the Company holds and is in compliance in all material respects with all material Permits required under Environmental Law for its operations as presently conducted; (e) there has been no Release of any Hazardous Substance in, on or from the Company’s assets in quantities or concentrations requiring material remedial or corrective action by the Company under Environmental Laws; and (f) the Company has not transported or arranged for the transportation of any Hazardous Substances to, or arranged for the disposal or treatment of any Hazardous Substances at, any location which is listed on the National Priorities List under CERCLA, or on any similar state list. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.11 are Sellers’ sole representations and warranties with respect to environmental matters and Environmental Laws.

Section 3.12 Compliance with Laws. To the Knowledge of such Seller, except as set forth in Schedule 3.12, (a) the Company is and has been since January 1, 2017 in material compliance with all Laws applicable to the Company, the Company’s business or the operation of the Pipeline; (b) the Company holds all material Permits necessary for the operation of the Pipeline and conduct of its business as presently conducted; (c) the Company is in compliance in all material respects with the terms of all such material Permits; and (d) the Company has made all material filings with Governmental Authorities with respect to the ownership and operation of the Pipeline that are required by applicable Laws. This Section 3.12 does not address environmental matters and Environmental Laws, which are exclusively governed by Section 3.11.

Section 3.13 Sufficiency of Assets. To the Knowledge of such Seller, the assets, properties and rights of the Company are sufficient for the continued operation of the Pipeline as currently conducted, in substantially the same manner as operated by the Operator.

Section 3.14 Capital Contributions and Expansions.

(a) Except as set forth on Schedule 3.14, as of the Execution Date, there are no Capital Contributions outstanding to be paid by such Seller under the terms of the LLC Agreement.

(b) Schedule 3.14 sets forth the only Expansions as of the Execution Date that have been undertaken since November 14, 2014.

(c) Schedule 3.14 sets forth the Budget adopted by the Company for calendar year 2018, as it was amended by the Management Committee on May 8, 2018. As of the Execution Date, the Management Committee has not approved any changes to such amended 2018 Budget since the Members adopted it.

(d) As of the Closing Date, the Capital Account Statement sets forth the true and correct Capital Account balance for each Seller as of December 31, 2017 calculated in accordance with Section 5.6 of the LLC Agreement.

Section 3.15 Contracts.

(a) To the Knowledge of such Seller, (i) the Company Contracts are in full force and effect, (ii) neither the Company nor any other party to the Company Contracts is in breach, default or in violation thereof, and no event has occurred, which with notice or lapse of time or both, would constitute such a breach, default or violation thereunder, and (iii) all of the Company Contracts are legal, valid and binding obligations of the Company and the other parties thereto, enforceable in accordance with their respective terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors’ rights generally).

(b) Such Seller has made available to Buyer true and complete copies of the O&M Agreement, the Construction Agreements, the Capacity Leases, the Storage Agreements, and the Transportation Agreements (including each supplement, amendment or modification thereto) (all such contracts, whether or not made available to Buyer, the “Company Contracts”), in each case, except to the extent redacted as required by Law. To the Knowledge of such Seller, as of the Execution Date, the Contracts listed in each of the definitions of O&M Agreement, Construction Agreements, Capacity Leases, Storage Agreements, and Transportation Agreements constitute all of the material Contracts of the Company for transportation or storage services or for the leasing of capacity on the Pipeline (with respect to Plains Seller, to the extent that Plains Seller has received them from the Operator or that have been approved by the Management Committee). To the Knowledge of such Seller, as of the Execution Date, there are no material Contracts of the Company involving commodity or interest rate hedges, swaps, collars or similar arrangements, other than commodity arrangements entered into in the ordinary course of business and in accordance with the Commodity Management Policy.

(c) Such Seller has made available to Buyer true and complete copies of the Connection Agreements (with respect to Plains Seller, to the extent that Plains Seller has received them from the Operator or that have been approved by the Management Committee) except to the extent redacted as required by Law. To the Knowledge of such Seller, as of the Execution Date, the Contracts listed in the definition of Connection Agreements constitute all of the material connection agreements of the Company (with respect to Plains Seller, to the extent that Plains Seller has received them from the Operator).

(d) Other than as set forth on Schedule 3.15(d), this Agreement or any other contract or agreement referenced herein, including the Release and Settlement Agreement, the LLC Agreement and the A&R LLC Agreement, neither Seller nor any of their respective Affiliates has entered into, nor are any of them subject to or bound by, any contract or agreement with the other Seller or its respective Affiliates in connection with this Agreement or the transactions contemplated hereunder.

Section 3.16 Financial Statements; Undisclosed Liabilities.

(a) Such Seller has made available to Buyer a true and complete copy of (i) the following audited financial statements (with respect to Plains Seller, to the extent that Plains Seller has received them from the Operator): the balance sheets of the Company as of December 31 for each of the years 2015, 2016 and 2017 and the related statements of operations, cash flows and changes in members’ capital accounts for the twelve (12)-month periods ended on such dates, and (ii) the unaudited balance sheet of the Company as of June 30, 2018 and the related statements of operations, cash flows and changes in members’ capital accounts for the six (6)-month period then ended on such date (except that the unaudited financial statements do not contain all notes required by GAAP and are subject to normal year-end audit adjustments). To the Knowledge of such Seller, the financial statements provided to Buyer pursuant to this Section 3.16, (A) present fairly the financial position, results of operations, cash flows and changes in members’ capital accounts of the Company at the dates and for the time periods indicated and (B) were prepared in accordance with GAAP, consistently applied, except as described in the notes thereto.

(b) The Company does not have any liability or obligations for Debt.

(c) Except as set forth in Schedule 3.16(c), the Company has not made any distributions since December 31, 2017.

Section 3.17 Absence of Certain Changes or Events. Since December 31, 2017, or in the case of clauses (b) and (c) below, since the date set forth therein, the Company’s business has been conducted in accordance with the ordinary course of business and none of the following has occurred:

(a) Except as set forth on Schedule 3.17(a), to the Knowledge of such Seller, as of the Execution Date, any sale or disposition of any of the Company’s assets or properties in exchange for an amount greater than $5,000,000, other than sales and dispositions in the ordinary course of business, sales or dispositions of obsolete or surplus assets, and sales and dispositions in connection with the normal repair or replacement of assets or properties;

(b) since March 31, 2017, any material and uninsured loss, damage, destruction, condemnation or other casualty to the Pipeline;

(c) since the Execution Date, any Material Adverse Effect;

(d) to the Knowledge of such Seller, as of the Execution Date, any change in any method of accounting or accounting practice or policy of the Company, other than such changes required by GAAP and set forth in Schedule 3.17(d);

(e) to the Knowledge of such Seller, as of the Execution Date, any amendments to, terminations of, cancellations of, or compromises to any material claims of the Company;

(f) to the Knowledge of such Seller, as of the Execution Date, any revocation of or change to any material Tax election or method of Tax accounting of the Company, or settlement or compromise of any material liability with respect to Taxes of the Company outside the ordinary course of business; or

(g) except (i) as set forth on Schedule 3.17(g), (ii) as approved in the Company’s adopted 2018 Budget and (iii) for any expenditures for which the Operator has the authority to incur under the O&M Agreement, the Management Committee has not approved any capital expenditure or commitment for any capital expenditure in excess of the 110% threshold set forth in Section 5.1.1 of the O&M Agreement.

Section 3.18 Employee Matters. The Company (a) has not since November 14, 2014 and does not have any employees other than employees who may constitute common law employees, and has no liability (including contingent liability) with respect to any employees or employment-related matters, other than for contractual obligations for services performed by third-party contractors pursuant the LLC Agreement, the Construction Agreements and the O&M Agreement; and (b) has not since November 14, 2014 and does not maintain, sponsor, contribute to, and is not required or obligated to contribute to, and is not a party to any, Employee Benefit Plan, and has no liability (including contingent liability) with respect to any Employee Benefit Plan or any other plan or arrangement providing for employee benefits or compensation, other than for contractual obligations for services performed by third-party contractors pursuant to the LLC Agreement, the Construction Agreements and the O&M Agreement. To the Knowledge of such Seller, (i) there is no pending and, since January 1, 2017, there has not been and there is not currently, any threatened strike, slowdown, work stoppage, lockout or other labor dispute relating to any Person providing services for or on behalf of the Company, (ii) the Operator is not (with respect to the services it provides to the Company) a party to any collective bargaining agreement or other labor union contract, and (iii) currently there are no and, since January 1, 2015, there has not been, organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit dispute relating to any Person providing services for or on behalf of the Company.

Section 3.19 Records. Plains Seller has made available to Buyer true and complete copies (except to the extent redacted as required by Law or to preserve the benefit of the attorney-client privilege or work-product doctrine in which case Plains Seller has provided on the applicable Schedule a description of the relevant non-privileged elements of such matter) of the following that relate to the period from and after January 1, 2016: (a) construction reports (to the extent that Plains Seller has received them from the Operator), (b) final monthly financial statements under Section 8.2 of the LLC Agreement (to the extent that Plains Seller has received them from the Operator) and K-1s pursuant to Section 8.6 of the LLC Agreement (to the extent that Plains Seller has received them from the Operator), (c) approved Management Committee meeting minutes and board packets, (d) documentation constituting a written consent under Section 3.3(b) or Section 4.2(d) of the LLC Agreement that has been distributed to such Seller or its Managers, as applicable, in accordance with Section 3.3(b) or Section 4.2(d) of the LLC Agreement, as applicable, and (e) any resolutions of Members approved at a meeting pursuant to Section 3.3 of the LLC Agreement or of the Management Committee approved at a meeting pursuant to the LLC Agreement.

Section 3.20 Anti-Corruption and Economic Sanctions. Each Seller, as it relates to the Company, and to the Knowledge of such Seller, the Company, has conducted its business in compliance with ACES Law, and the Company has operated the Pipeline in compliance with ACES Law, and is not and has not been the subject of any investigation, inquiry, or enforcement proceedings by any Governmental Authority with respect to any violation or possible violation of ACES Law.

Section 3.21 No Additional Representations. Except for the representations and warranties contained in this Agreement, such Seller acknowledges that Buyer does not make any other express or implied representation or warranties, including with respect to any statement or information made by or provided to such Seller, its Affiliates or their respective Representatives.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

As of the Execution Date and the Closing Date (other than representations and warranties made as of a specified date, in which case, as of such specified date), Buyer hereby represents and warrants (subject to any disclosures in the Schedules to the extent permitted under Section 11.15) to Sellers as follows:

Section 4.1 Existence and Good Standing. Buyer is (a) duly organized, validly existing and in good standing under the Laws of Delaware, (b) duly authorized, qualified or licensed to do business as a foreign entity in the State of Texas and is in good standing under the Laws of Texas and (c) if required by applicable Law, duly qualified and in good standing under the Laws of its principal place of business.

Section 4.2 Authorization. Buyer has all requisite power, authority and legal capacity to (a) carry on its business as currently conducted and (b) to execute, deliver and perform fully this Agreement and the Assignments, to perform Buyer’s obligations thereunder and to consummate the transactions contemplated thereunder. The execution, delivery and performance of this Agreement and the Assignments and the consummation of the transactions contemplated thereunder by Buyer have been duly and validly authorized by all necessary action. This Agreement has been duly executed and delivered by Buyer, and at the Closing, the Assignments will have been duly executed and delivered by Buyer, and, assuming due authorization, execution and delivery by Sellers, where applicable, each of the Agreement and the Assignments shall represent the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy Laws.

Section 4.3 No Conflict; Third Party Consent.

(a) Neither the execution or delivery of this Agreement or the Assignments by Buyer, nor the performance by Buyer of its obligations hereunder or thereunder, as applicable, will violate, breach or conflict with Buyer’s organizational documents.

(b) Assuming the termination or expiration of the waiting periods called for under the Required Approvals, neither the execution nor delivery of this Agreement or the Assignments by Buyer, nor the performance by Buyer of its obligations hereunder, will (i) violate, breach or conflict with any Law or order applicable to Buyer, (ii) violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or give rise to a loss of a material benefit under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any Contract that is an asset of the Buyer or (iii) result in the creation or imposition of any Lien with respect to any asset of Buyer, in the case of clauses (ii) or (iii) that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the ability of Buyer timely to perform its obligations under this Agreement.

(c) Except for the Required Approvals, no consent of a Governmental Authority is required in connection with the execution and delivery by Buyer of this Agreement or the Assignments, or the consummation by Buyer of the transactions contemplated hereby and thereby.

Section 4.4 Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened by any Person against Buyer that would seek to restrain, prohibit or challenge the transactions contemplated hereby or in the Assignments.

Section 4.5 Brokers’ Fees. Buyer has not retained or employed any broker, finder or similar agent, or otherwise taken any action in connection with the negotiations relating to this Agreement, and the transactions contemplated hereby in a manner so as to give rise to any claims against Sellers, any of Sellers’ Affiliates or the Company for any brokerage commission, finder’s fee or other similar payment with respect to the transactions contemplated hereby.

Section 4.6 Independent Investigation. Buyer is an experienced and knowledgeable investor in the oil and gas business and can bear the economic risk of purchasing the Subject Interests pursuant to this Agreement and the transactions contemplated hereby.

Section 4.7 Investment Purpose. Buyer is acquiring the Subject Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States of America federal securities Laws. Buyer agrees that the Subject Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any other applicable securities Laws. Buyer is a “qualified institutional buyer” within the meaning of rule 144A of the Securities and Exchange Commission or an “accredited investor” within the meaning of Regulation D of the Securities and Exchange Commission, is able to bear the economic risk of holding the Subject Interests for an indefinite period and has no need for liquidity of its investment in the Subject Interests and could bear a complete loss of such investment. Buyer is an entity formed and being utilized primarily for the purpose of investing in the Company, and each of the shareholders, partners, members or other direct holders of equity or beneficial interests in Buyer is a qualified purchaser within the meaning of the Investment Company Act of 1940. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.8 Financial Status and Equity Financing.

(a) Concurrently with the execution of this Agreement, Buyer has delivered to Sellers a true, complete and correct copy of the executed equity commitment letter including all exhibits and schedules thereto (together with all amendments, supplements and modifications to such letter, and agreements, side letters or arrangements related to such letter, that in each case are consented to by Sellers pursuant to Section 6.10, the “Equity Commitment Letter”), dated the date hereof, from OMERS, pursuant to which, upon the terms and subject to the conditions set forth therein, OMERS has committed to invest (or cause to be invested) in Buyer the cash amount set forth therein (the “Equity Financing).

(b) The Equity Commitment Letter has not been amended, restated or otherwise modified or waived on or prior to the date hereof or (unless consented to by Sellers pursuant to Section 6.10), on or prior to the Closing Date, and, as of the date hereof, no such amendment, restatement, modification or waiver is contemplated, and, as of the date hereof and (unless consented to by Sellers pursuant to Section 6.10 or pursuant to the terms thereof), as of the Closing Date, the commitments contained in the Equity Commitment Letter have not been withdrawn, terminated or rescinded or otherwise amended, supplemented or modified in any respect. As of the date hereof, there are, and are contemplated to be, and (unless consented to by Sellers pursuant to Section 6.10 or pursuant to the terms thereof), as of the Closing Date, there will be, no other agreements, side letters or arrangements relating to the Equity Commitment Letter. As of the date hereof and as of the Closing Date, the Equity Commitment Letter is (and will be) in full force and effect and constitutes the legal, valid and binding obligation of each of Buyer and OMERS, enforceable in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. There are no conditions or other contingencies related to the funding of the full amount of the Equity Commitment Letter, other than as expressly set forth therein (the “Disclosed Conditions”). OMERS does not have any right to impose, and Buyer does not have an obligation to accept, any condition precedent to such funding other than the Disclosed Conditions or any reduction to the aggregate amount available under the Equity Commitment Letter at the Closing (nor any term or condition that would have the effect of reducing the aggregate amount available under the Equity Commitment Letter at the Closing). As of the date hereof and as of the Closing Date, assuming the Equity Commitment Letter is funded in full in accordance with its terms on the Closing Date, the aggregate net proceeds therefrom will be sufficient to pay in cash the Purchase Price and all other amounts payable under this Agreement or otherwise required to be paid by Buyer for the consummation of the transactions contemplated hereby. As of the date hereof and as of the Closing Date, there is no condition or circumstance existing, and no event has occurred, that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material breach or default by Buyer or OMERS under the Equity Commitment Letter. OMERS has not notified Buyer of its intention, and OMERS has no right, to terminate the Equity Commitment Letter or not to provide the equity funding thereunder except as provided therein. To Buyer’s knowledge, as of the date hereof, there are no events or circumstances that would result in the Disclosed Conditions not being satisfied or the equity not being funded in accordance with the Equity Commitment Letter at or prior to the time contemplated hereunder for the Closing.

Section 4.9 No Additional Representations. Except for the representations and warranties contained in this Agreement, Buyer acknowledges that Sellers do not make any other express or implied representations or warranties, including with respect to any statement or information made by or provided to Buyer, its Affiliates or their respective Representatives.

Section 4.10 No Side Agreements. Except for this Agreement and any other contract or agreement referenced herein, including the Release and Settlement Agreement, the A&R LLC Agreement and the Confidentiality Agreements, or as set forth on Schedule 4.10, neither Buyer nor its Affiliates has entered into, nor are any of them subject to or bound by, any contract or agreement with Plains Seller or Magellan Seller or any of their respective Affiliates in connection with this Agreement or the transactions contemplated hereunder.

ARTICLE 5

DISCLAIMERS

Section 5.1 SELLERS’ DISCLAIMERS. BUYER ACKNOWLEDGES AND AGREES THAT:

(a) EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3, IN ANY CERTIFICATE DELIVERED PURSUANT TO THE CLOSING UNDER THIS AGREEMENT OR IN THE A&R LLCA, NEITHER SELLERS NOR ANY OF THEIR AFFILIATES (INCLUDING THE COMPANY) OR REPRESENTATIVES HAS MADE OR IS MAKING, AND BUYER DISCLAIMS ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SUBJECT INTERESTS, EITHER SELLER, THE COMPANY, EITHER SELLER’S BUSINESS, THE COMPANY’S BUSINESS, OR ANY ASSETS, INTERESTS, LIABILITIES OR OPERATIONS OF EITHER SELLER OR THE COMPANY, INCLUDING WITH RESPECT TO MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, OR ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO SELLERS OR THEIR AFFILIATES (INCLUDING THE COMPANY), AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED;

(b) EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3, IN ANY CERTIFICATE DELIVERED PURSUANT TO THE CLOSING UNDER THIS AGREEMENT OR IN THE A&R LLCA, SELLERS’ INTERESTS IN THE SUBJECT INTERESTS AND THEIR INDIRECT INTEREST IN THE ASSETS OF THE COMPANY ARE BEING TRANSFERRED “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS,” AND SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY, THE ASSETS OF THE COMPANY, THE SUBJECT INTERESTS, OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE SUBJECT INTERESTS, THE COMPANY AND THE ASSETS OF THE COMPANY; AND

(c) BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM SELLERS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3, IN ANY CERTIFICATE DELIVERED PURSUANT TO THE CLOSING UNDER THIS AGREEMENT OR IN THE A&R LLCA.

Section 5.2 BUYER’S DISCLAIMERS. SELLERS ACKNOWLEDGE AND AGREE THAT:

(a) EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 4, IN ANY CERTIFICATE DELIVERED PURSUANT TO THE CLOSING UNDER THIS AGREEMENT OR IN THE A&R LLCA, NEITHER BUYER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING, AND SELLERS DISCLAIM ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF BUYER OR ITS AFFILIATES OR THEIR BUSINESS, AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED; AND

(b) SELLERS HAVE NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 4, IN ANY CERTIFICATE DELIVERED PURSUANT TO THE CLOSING UNDER THIS AGREEMENT OR IN THE A&R LLCA.

Section 5.3 CONSPICUOUS DISCLAIMERS; FRAUD. SELLERS AND BUYER AGREE THAT THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 5 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER. SELLERS AND BUYER AGREE THAT THE FOREGOING DISCLAIMERS DO NOT APPLY TO FRAUD.

ARTICLE 6

COVENANTS

Section 6.1 Press Releases; Confidentiality.

(a) Prior to Closing, notwithstanding anything to the contrary in the Confidentiality Agreements:

(i) The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. From and after the Execution Date, each Party shall not make, and shall cause each of its Affiliates not to make, any other press release or public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, or the identities of the Parties without the prior written consent of the other Parties (not to be unreasonably withheld); provided, however, the foregoing shall not restrict press releases or public announcements by any Party or any of its Affiliates that a Party believes in good faith are (A) required (upon advice of counsel) by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over such Party or Affiliate of such Party, (B) required pursuant to an order of a court of competent jurisdiction or (C) in connection with customary rating agency, investor and analyst presentations, meetings and conference calls of such Party or its Affiliates, in which case the disclosing Party will use its commercially reasonable efforts to (x) advise the other Parties before making such disclosure and (y) provide such other Parties a reasonable opportunity to review and comment on such release or announcement and consider in good faith any comments with respect thereto.

(ii) Subject to Section 6.1(a)(i), neither the Parties nor their respective Affiliates or Representatives shall make publicly available any transaction agreement (or any portion thereof) or any of the contents of the transaction agreements, including this Agreement (whether before or after the Closing) without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed), except as a Party believes in good faith is required (upon advice of counsel) by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over such Party or Affiliate of such Party (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Parties before making such disclosure and, upon the request of a Party, the Parties will work together in good faith to agree and pursue appropriate confidential treatment requests with respect to such agreements).

(b) Subject to Section 6.1(a), the Parties acknowledge that all information exchanged between a Seller and Buyer, including with their respective Representatives, is subject to the terms of the applicable Confidentiality Agreement. Upon the Closing, the Confidentiality Agreements shall automatically terminate in their entirety. The surviving provisions of the Confidentiality Agreements, if any, shall remain in effect indefinitely and survive any termination of a Party’s membership in the Company.

Section 6.2 Access.

(a) Until the Closing Date, or, if earlier, until the date this Agreement is terminated, each Seller shall give (and shall cause its respective Affiliates and the Company to give) Buyer and its Representatives whatever reasonable access, during normal business hours, to the properties, books, Contracts, and records of the Company and the Operator and its personnel, and the employees of such Seller and its Affiliates with responsibility for monitoring the ownership and operations of the Company, all as reasonably requested by Buyer (and with respect to Plains Seller, as permitted under the LLC Agreement); provided, that (i) such access shall be subject to reasonable limitations imposed by either Seller with respect to such Seller’s and its Affiliates’ employees, and (ii) each Seller may have a Representative present during any such access; and provided, further, that Buyer shall not be entitled to collect any environmental samples or to perform testing or operation of any equipment during any on-site inspection of the Pipeline facilities. Buyer will have no right of access to, and no Seller will have an obligation to provide to Buyer, information the disclosure of which would reasonably be expected to jeopardize any privilege relating to that information available to either Seller or any of its Affiliates or would cause either Seller or any of its Affiliates to breach a confidentiality obligation, provided, that (x) the Parties shall work in good faith to develop substitute arrangements that do not result in the loss of such privilege or the breach of such obligations and (y) any applicable Seller shall make commercially reasonable efforts to obtain any consent or waiver necessary from any Person to whom any contractual confidentiality obligation is owed by such Seller in order to disclose such information to the Buyer. Except for contact with the Operator or other Affiliates of Sellers, Buyer and its Representatives will not contact customers, suppliers, or Persons with a business relationship with the Company concerning the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of each Seller, not to be unreasonably withheld, conditioned or delayed. Buyer will indemnify and hold harmless the Seller Indemnified Parties and the Company from all Losses any such Persons incur as a result of Buyer’s access to the premises of the Operator or the Company under this Section 6.2 except to the extent that such Losses relate to the gross negligence or willful misconduct of such indemnified Person, its Affiliates, or their respective officers, members, directors, or employees.

(b) Buyer understands that Plains Seller has had discussions regarding other bids for the Plains Subject Interests and the preparation and negotiation of this Agreement, the Schedules hereto and the other documents contemplated herein, and that, (i) except to the extent discovery rules would otherwise require production of such information by Buyer or the Company if such information were in the possession, custody or control of Plains Seller, (ii) except in the case of any allegation of fraud and (iii) except to the extent that information relates to or affects this Agreement (including the representations, warranties, covenants and agreements set forth herein, the Schedules attached hereto and all other documents, agreements, or information contemplated or delivered in connection herewith or pursuant hereto), (x) Buyer and the Company shall not be entitled to use in connection with any disputes against Plains Seller (before or after Closing) any of Plains Seller’s internal drafts of this Agreement, copies of (or other information regarding) other bids for the Plains Subject Interests, or emails or other written information (including in electronic form) relating to any of the foregoing or to the sales process (whether or not related to Buyer’s bid or other bids for the Plains Subject Interests), and (y) Buyer hereby agrees that except to the extent otherwise provided in this Section 6.2(b), (1) it shall not have any rights to any such information and (2) it shall not request the Company or its management to provide to it any such information.

(c) Except (i) to the extent discovery rules would otherwise require production of such information if such information were in the possession, custody or control of the producing Party, (ii) in the case of any allegation of fraud and (iii) to the extent that information relates to or affects this Agreement (including the representations, warranties, covenants and agreements set forth herein, the Schedules attached hereto and all other documents, agreements, or information contemplated or delivered in connection herewith or pursuant hereto), (x) neither a Party nor the Company shall be entitled to use in connection with any disputes against another Party (before or after Closing) another Party’s internal drafts of this Agreement, or emails or other written information (including in electronic form) relating to such drafts, and (y) each Party hereby agrees that except to the extent otherwise provided in this Section 6.2(c), (1) it shall not have any rights to any such information and (2) it shall not request the Company or its management to provide to it any such information.

Section 6.3 Books and Records. From and after the Closing Date, (i) as promptly as practicable but no later than ten (10) Business Days after the Closing, each Seller shall make available to Buyer unredacted versions of any items that such Seller previously delivered in a redacted fashion or that were withheld on grounds of attorney-client privilege or work-product doctrine, and to the extent reasonably practicable, any other material documents relating solely to its respective Subject Interests, the Company’s assets or the business or operation of the Company’s assets in such Seller’s possession reasonably requested by Buyer and (ii) each Seller shall make available to Buyer all other books, records, documents, instruments, physical correspondence, writings and other papers and electronic files relating solely to its respective Subject Interests, the Company’s assets or the business or operation of the Company’s assets in such Seller’s possession that are reasonably requested by Buyer within 180 days following the Closing, which may include information that is not described in Article VIII of the A&R LLCA (the “Records”), in each case of (i) and (ii) in the Records’ current form and format maintained by such Seller as of the Closing Date, for pickup from such Seller’s offices during normal business hours; provided, that the term “Records” shall expressly exclude (A) any electronic correspondence, (B) any Tax records to the extent that they relate to such Seller’s business generally and not solely with respect to the Company and (C) any of either Seller’s internal drafts of this Agreement, copies of (or other information regarding) other bids for the Plains Subject Interests, or other written information (including in electronic form) relating to any of the foregoing or to the sales process (whether or not related to Buyer’s bid or other bids for the Subject Interests); it being understood that with respect to documentation and information relating to the Specified Litigation, such information shall only be included in the Records if (1) it consists of pleadings, memos and formal correspondence and (2) Buyer executes such confidentiality certificates as may be required by any applicable court or regulatory body. Each Seller and its respective Affiliates may retain the items set forth in clauses (A), (B) and (C) of the immediately preceding sentence and a copy of the Records.

Section 6.4 Tax Matters.

(a) Transfer Taxes. The transaction contemplated by this Agreement is a transfer of the Subject Interests which is an intangible asset. Accordingly, the Parties do not expect that any sales, use, transfer, documentary, registration, stamp, real property transfer, recording, gains, stock transfer, value-added and other similar Taxes and fees (“Transfer Taxes”) will be incurred in connection with this Agreement and the transactions contemplated hereby, and if any such Transfer Taxes are incurred they shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers in accordance with their respective Pro Rata Allocations. Each Party covenants to cooperate in good faith (i) to timely prepare and file all Tax Returns as may be required to comply with the provisions of Laws relating to such Transfer Taxes and (ii) to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) Interim Closing of the Books. The Parties shall cause the Company to apply the “interim closing method” under Code Section 706 and the Treasury Regulations thereunder to all items of income, gain, loss, deduction and credit allocable to the Subject Interests to be allocated between Sellers and Buyer.

Section 6.5 Conduct of Business. Except as otherwise expressly set forth in this Agreement or with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof until the Closing or termination of this Agreement as provided in Article 9, each Seller shall:

(a) not amend the LLC Agreement or waive a breach or default thereunder.

(b) exercise its respective governance rights, whether at a meeting of Members or Managers, action by written consent or otherwise, as requested by Buyer, (i) pursuant to Sections 3.5, 4.3, 4.4, 4.5, and 4.6 of the LLC Agreement, (ii) with respect to any Deficiency, Deficiency Loan, Default Deficiency, or Expansion Proposal (which for this purpose shall include any modification or expansion that would be an Expansion but for the exception in Section 7.10(b) of the LLC Agreement for looping or laying of new pipeline); and (iii) to resolve any Management Deadlock with respect to the matters set forth in clause (i) above, except in each case (except with respect to Section 4.4(l) of the LLC Agreement, and with respect to Section 4.4(l)(ii)(A), substituting $1,000,000.00 for $100,000.00), in the ordinary course of business;

(c) not amend or otherwise change the certificate of formation, limited partnership agreement or other organizational documents of such Seller in any manner that would adversely affect or impede the ability of such Seller to consummate the transactions contemplated hereby;

(d) make all Required Contributions; and

(e) not agree to take any action prohibited by this Section 6.5.

Section 6.6 Regulatory and Other Approvals.

(a) Subject to the provisions of Section 6.6(b) and Section 6.6(c), each Party will cooperate and use (and will cause its respective Affiliates to use, as applicable) its respective commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary to cause the conditions to the Closing to be satisfied as soon as possible (and by the Outside Closing Date) and to consummate and make effective, as soon as possible, the transactions contemplated hereby, including cooperating with the other Parties in preparing and filing or submitting promptly all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications, and other documents and (ii) obtain promptly (and by the Outside Closing Date) the Required Approvals and all other approvals, consents, clearances, expirations, or terminations of waiting periods, registrations, permits, releases, authorizations, and other confirmations from any Governmental Authority necessary to consummate the transactions contemplated hereby.

(b) The Parties agree to file (or to cause their respective Affiliates to file) a notification and report form, or other required filings for the Required Approvals regarding the transactions contemplated hereby by the time specified on Schedule 1(a), or such other date mutually agreed upon by the Parties and to exercise commercially reasonable efforts to supply as promptly as practicable thereafter any additional information and documentary material reasonably requested by any Governmental Authority in connection with obtaining the Required Approvals. The Parties will also use their commercially reasonable efforts to cause the expiration or termination of the waiting periods for any Required Approval as soon as possible after filing (and by the Outside Closing Date).

(c) The Parties will use commercially reasonable efforts to (i) cooperate with each other for any filing or submission with a Governmental Authority for the transactions contemplated hereby and any investigation or other inquiry by or before a Governmental Authority relating to such transactions (including any proceeding initiated by a private party), (ii) promptly tell the other Parties of (and, unless prohibited by applicable Law, deliver if the communication is written) any communication with any Governmental Authority regarding the transactions contemplated hereby (except to the extent such communication contains confidential or proprietary information not directly related to the transactions contemplated hereby), (iii) permit the other Parties to review in advance and incorporate such other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority to obtain any clearances required for the Required Approvals, and (iv) consult with the other Parties before any meeting or teleconference with any Governmental Authority and, to the extent not prohibited by the Governmental Authority, allow the other Parties to attend and participate in those meetings and teleconferences required to obtain the expiration or termination of any applicable waiting period for the Required Approvals (except that each Party may, with respect to any materials that include negotiating objectives, negotiating strategies, valuation analyses or consideration expectations, withhold such materials from, or provide a redacted version of such materials to, the other Parties or, with respect to such materials or any other confidential or proprietary information of such Party, direct its counsel to provide such materials or other confidential or proprietary information pursuant to this clause (c) to outside counsel of the other Parties on an outside counsel-only basis, in which case the receiving Party shall instruct and direct its outside counsel not to provide such information to such other Parties). The Parties will take commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint-defense privilege, or any other privilege under this Section 6.6 in a manner to preserve the privilege.

(d) Notwithstanding anything herein to the contrary, this Section 6.6 shall not require any Party or its Affiliates to (1) pay money other than commercially reasonable and customary fees and expenses (of its advisors and of the Company pursuant to Section 9.8 of the LLC Agreement), commence or participate in any Action (other than the filings in connection with the Required Approvals) with respect to, or offer or grant any accommodation (financial or otherwise) to, any third party, (2) divest any of its businesses or agree to limit control or governance, or access to the information thereof, (3) enter into any agreement or undertaking that requires the holding of direct or indirect ownership interests in the Company through proxy holders or in a voting trust, (4) except for execution and delivery of the A&R LLCA, restrict the exercise of its rights to appoint Managers or alter the terms of the LLC Agreement (except for ministerial changes made to reflect Buyer’s admission as a Member of the Company and any amendments requested by Buyer hereunder) or the governance arrangements with respect to the Company, (5) sell any interest in the Company, or (6) place any adverse conditions on, or adversely change or restrict, the operations of the Company (any such requirement in this Section 6.6(d)(1)-(6), a “Burdensome Condition”).

Section 6.7 Seller Consent and Right of First Offer.

(a) As long as this Agreement does not terminate prior to Closing, each Seller hereby (i) consents to the transaction contemplated by this Agreement pursuant to Section 9.2(a) of the LLC Agreement and (ii) waives its right of first offer under Section 9.4 of the LLC Agreement with regard to the transaction contemplated by this Agreement.

(b) Upon Closing, Buyer, on the one hand, and Sellers (in accordance with their Pro Rata Allocation), on the other hand, shall each be responsible for payment of fifty (50%) percent of the bona fide out-of-pocket Transfer expenses of the Company pursuant to Section 9.8 of the LLC Agreement; provided, that if Closing does not occur, Sellers shall be responsible for one hundred percent (100%) of the Company’s expenses of the Transfer in accordance with their Pro Rata Allocation and Buyer shall not have any liability for such expenses. If any Party pays more than its allocated share of such expenses as set forth in the immediately preceding sentence, the applicable Party or Parties shall promptly reimburse such paying Party for the amount of such excess so as to ensure that each Party bears its allocated share of the Company’s expenses in accordance with the immediately preceding sentence.

Section 6.8 Certain Litigation Matters. The Parties hereby agree that (a) settlement of any Specified Litigation and (b) indemnification of Buyer by Sellers from Specified Litigation-A shall, in each case, be effectuated in accordance with the covenants set forth in Schedule 6.8.

Section 6.9 Further Assurances; Duty to Cooperate. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing Date, at any Party’s request and without further consideration, each other Party shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated hereby. Sellers and Buyer agree to, and to cause their Affiliates and Representatives to, use their commercially reasonable efforts to cooperate with each other after the Closing Date in connection with the transactions contemplated hereby; provided, however, that except as otherwise specified in this Agreement, this Section 6.9 shall not require any Party or its Affiliates to (i) pay money to, commence or participate in any Action with respect to, or offer or grant any accommodation (financial or otherwise) to, any third party or (ii) divest any of its businesses or agree to limit control, governance or access to the information thereof.

Section 6.10 Debt Financing Cooperation. Buyer agrees not to amend, supplement or modify, or enter into any agreements, side letters or arrangements relating to, the Equity Commitment Letter without the prior written consent of each Seller (such consent not to be unreasonably withheld, conditioned or delayed). Sellers acknowledge that Buyer’s immediate parent entity intends to obtain unsecured debt financing to finance a portion of the purchase price hereunder (and such financing, if Buyer obtains it, shall be in accordance with the terms set forth on Schedule 6.10), which may include, registered or private notes, syndicated loans and/or bank or other credit or debt facilities of any kind (and commitments in respect thereof) (collectively, the “Proposed Financing” and the arrangers, lenders, holders or other providers of such Proposed Financing, the “Financing Sources”). Buyer acknowledges and agrees that neither the completion of the Marketing Period nor the obtaining of the Proposed Financing shall constitute a condition to its obligation to close the transactions contemplated by this Agreement. Prior to the Closing (or until the earlier termination of this Agreement in accordance with Section 9.1), each Seller shall promptly notify Buyer if such Seller has Knowledge that an Audit Event has occurred. Prior to the Closing, at Buyer’s sole expense (and in the case of Plains Seller, subject to Plains Seller’s rights under the LLC Agreement), each Seller shall, and shall cause its Affiliates and the Company to and use its commercially reasonable efforts to cause its Representatives (including legal and accounting representatives) to, in each case, on a timely basis, upon the reasonable request of Buyer, use commercially reasonable efforts to (i) provide operational, financial and technical information, including the Required Information, (ii) cooperate in connection with both (A) the arrangement of the Proposed Financing as may be reasonably necessary in connection therewith and (B) the Financing Sources’ due diligence requests with respect to information of the Company, to the extent customary; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the ongoing operations of Sellers, the Company or any of their respective Affiliates or Representatives or would require any such Person to violate any Law or agreement to which it is a party. Buyer shall indemnify and hold harmless each Seller and the Company and their respective Affiliates and each of their respective directors, officers, employees and representatives, from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties imposed on, sustained, suffered or incurred by, or asserted against, any of them, relating to, arising out of or resulting from the Proposed Financing (including any action taken in accordance with this Section 6.10) and any information utilized in connection therewith to the fullest extent permitted by applicable Law, except to the extent that any of the foregoing arise from the bad faith, gross negligence or willful misconduct of such Seller or the Company or any of their respective Affiliates, directors, officers, employees or representatives, as applicable (except that the foregoing indemnity shall not apply to Losses for which such Seller is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 10.2(a)), and the foregoing obligations shall survive termination of this Agreement. In no event shall (1) a Seller be in breach of this Agreement or (2) Buyer be relieved of its obligation to consummate the Closing, in each case, (A) because of the failure by a Seller to deliver, after use of its commercially reasonable efforts to do so subject to its rights under the LLC Agreement, any financial or other information, including any Required Information, that is not currently in the possession of such Seller on the date of this Agreement or (B) due to the occurrence of an Audit Event; provided, however, that if and to the extent either Seller is otherwise in breach of this Agreement or Buyer is otherwise relieved of its obligation to consummate the Closing, the foregoing does not modify or override such other rights or the respective provisions.

Section 6.11 Non-Solicitation. Each Seller shall, effective upon the execution hereof, terminate any discussions or negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid. Sellers shall not, nor shall Sellers authorize or permit any of their respective Representatives to, from the execution hereof until the earlier of the Closing or termination of this Agreement, (i) solicit or initiate any Other Bid, (ii) enter into any Contract with respect to any Other Bid or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to any Other Bid. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer or Representative of a Seller, whether or not such Person is purporting to act on behalf of such Seller, shall be deemed to be a breach of this Section 6.11 by such Seller. “Other Bid” means any proposal to acquire all or any direct or indirect interests in the Subject Interests or any other ownership interest in the Company.

Section 6.12 Company Jurisdiction. The Parties agree to convert and domicile the Company as a Delaware limited liability company before, on or promptly following the Closing Date.

Section 6.13 Certain Matters Related to the Company.

(a) The Sellers agree to cause the Company to obtain the insurance policies described in Appendix E of the A&R LLCA on or before the Closing Date.

(b) The Sellers agree to cause the Company to execute and deliver the guarantees described in Sections 7.2(l), 7.2(m) and 7.3(c) at the Closing.

Section 6.14 Statement of Capital Account Balances. Promptly following the Execution Date (but in any event no later than five (5) Business Days prior to Closing), Magellan Seller shall (a) prepare, or cause to be prepared, a statement setting forth the Capital Account of each Seller as of December 31, 2017 calculated in accordance with Section 5.6 of the LLC Agreement (the “Capital Account Statement”) and (b) deliver the Capital Account Statement and reasonable supporting information to Buyer.

ARTICLE 7

CLOSING AND DELIVERABLES

Section 7.1 Time and Place of Closing. The consummation of the purchase and sale of the Subject Interests contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins LLP located at 1001 Fannin, Suite 2500, Houston, Texas 77002-6760 at 10:00 a.m. local time on (a) the last Business Day of the month in which all conditions to Closing in Article 8 have been satisfied or waived (other than any conditions that can only be satisfied as of the Closing, but subject to the satisfaction or waiver of those conditions), if such conditions to Closing were satisfied or waived and the Marketing Period ended at least five (5) Business Days before the end of such month, (b) the last Business Day of the immediately succeeding month after the month in which all such conditions to Closing were satisfied or waived, if such conditions to Closing were satisfied or waived or the Marketing Period ended less than five (5) Business Days before the end of the immediately preceding month or (c) any other date mutually agreed on by the Parties; provided, however, that if the Closing has not occurred before December 1, 2018, the Closing shall occur on the earlier of (A) the sixth (6th) Business Day after all conditions to Closing in Article 8 have been satisfied or waived (other than any conditions that can only be satisfied as of the Closing, but subject to the satisfaction or waiver of those conditions) and the Marketing Period has ended and (B) the Outside Closing Date, if all conditions to Closing in Article 8 have been satisfied or waived (other than any conditions that can only be satisfied as of the Closing, but subject to the satisfaction or waiver of those conditions) as of such date, irrespective of whether the Marketing Period has ended as of such date (the “Closing Date”). The Closing will be effective as of 12:01 a.m., Central Time, on the first day of the month immediately succeeding the Closing Date, unless the Closing occurs on or after December 1, 2018, in which case the Closing will be effective as of 12:01 a.m., Central Time, on the Closing Date. All actions to be taken and all documents and instruments to be executed and delivered at Closing shall be deemed to have been taken, executed and delivered simultaneously and, except as permitted hereunder, no actions shall be deemed taken nor any document and instruments executed or delivered until all actions have been taken and all documents and instruments have been executed and delivered.

Section 7.2 Obligations of Sellers at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Buyer of its obligations pursuant to Section 7.3, Sellers shall deliver or cause to be delivered to Buyer, the following:

(a) each Seller shall deliver a certificate as described in Section 8.1(c);

(b) (i) Plains Seller shall deliver an executed Assignment of the Plains Subject Interests in the form attached hereto as Exhibit A-1 and (ii) Magellan Seller shall deliver an executed Assignment of the Magellan Subject Interests in the form attached hereto as Exhibit A-2 (each, an “Assignment”);

(c) each Seller shall deliver an affidavit, duly executed by such Seller and dated as of the Closing Date, in accordance with Section 1445(b)(2) of the Code (and consistent for such purpose with the form prescribed by Treasury Regulation § 1.1445-2(b)(2)), Section 1446(f) of the Code and Section 6.01 of Internal Revenue Service Notice 2018-29, certifying that such Seller is not a “foreign person” for such purposes;

(d) Plains Seller shall deliver a guarantee by Plains All American Pipeline, L.P., in favor of Buyer of Plains Seller’s post-Closing obligations under Section 6.8 of this Agreement, in the form attached as Exhibit C-1 (the “Plains Guarantee”);

(e) Magellan Seller shall deliver a guarantee by Magellan Midstream Partners, L.P. in favor of Buyer of Magellan Seller’s obligations under this Agreement, in the form attached as Exhibit C-2 (the “Magellan Guarantee”);

(f) each Seller shall deliver (i) the resignation and release (effective as of the Closing) of one of its Managers and the resignation of such Manager from any committee of the Company, in each case, appointed by such Seller, in form and substance reasonably acceptable to Buyer and (ii) acknowledgement of the appointment of two (2) Buyer Managers to the Management Committee;

(g) each Seller shall deliver an executed counterpart of the Second Amended and Restated Limited Liability Company Agreement of the Company in the form attached hereto as Exhibit D (the “A&R LLCA”);

(h) (i) Magellan Seller shall deliver an executed counterpart of the Release and Settlement Agreement from Magellan Seller and Magellan Midstream Partners, L.P. on behalf of itself and its Affiliates and (ii) Plains Seller shall deliver an executed counterpart of the Release and Settlement Agreement from Plains Seller and Plains All American Pipeline, L.P. on behalf of itself and its Affiliates;

(i) the Joint Tariff Agreement in the form attached hereto as Exhibit F, executed and delivered by the Company and Plains Seller;

(j) the Second Amendment to the O&M Agreement, in substantially the form attached hereto as Exhibit G, executed and delivered by the Company and the Operator;

(k) the Amendment to Connection Agreement, amending the Plains Connection Agreement, in the form attached hereto as Exhibit H, executed by the Company and Plains Seller;

(l) Plains Seller shall deliver a duly executed guarantee from Plains All American Pipeline, L.P. in the form attached to the A&R LLCA as Appendix J;

(m) Magellan Seller shall deliver a duly executed guarantee from Magellan Midstream Partners, L.P. in the form attached to the A&R LLCA as Appendix J;

(n) Plains Seller shall deliver an executed counterpart of the Release Agreement from Plains Marketing, L.P. for each item set forth on Schedule 3.6(b); and

(o) the binders for the insurance policies issued to the Company, as described in Appendix E of the A&R LLCA.

Section 7.3 Obligations of Buyer at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of their obligations pursuant to Section 7.2, Buyer shall deliver or cause to be delivered to Sellers, the following:

(a) the certificate described in Section 8.2(c);

(b) an electronic transfer of each Seller’s respective Pro Rata Allocation of the Purchase Price calculated by reference to the Preliminary Settlement Statement, as adjusted (if applicable), in immediately available funds to the accounts designated by each Seller;

(c) a duly executed guarantee from Mapleleaf Midstream Investments, LLC in the form attached to the A&R LLCA as Appendix J;

(d) an executed counterpart of each of the Assignments;

(e) an executed counterpart of the A&R LLCA;

(f) an executed counterpart of the Plains Guarantee;

(g) an executed counterpart of the Magellan Guarantee; and

(h) an executed counterpart of the Release and Settlement Agreement from Buyer and Mapleleaf Midstream Investments, LLC on behalf of itself and its Affiliates.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.1 Conditions to Buyer’s Obligations to Close. Unless otherwise waived in writing prior to the Closing, the obligation of Buyer to complete the Closing is subject to the contemporaneous sale by both Sellers of their respective Subject Interests to Buyer at the Closing and fulfillment prior to or at the Closing of each of the following conditions:

(a) (i) The Fundamental Representations of each Seller contained in this Agreement shall be true and correct in all respects (other than de minimus failures to be true and correct), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for Fundamental Representations expressly made as of a specific date, in which case as of such date); provided, that the condition set forth in this clause (i) shall be deemed to have been satisfied with respect to Section 3.16(b) if as of the Closing, the Company does not have Debt in excess of $5,000,000; (ii) the Non-Fundamental Representations of each Seller in Section 3.16(a)(i) and in the last sentence of Section 3.16(a) solely with respect to the financial statements described in Section 3.16(a)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (iii) the Non-Fundamental Representations of each Seller in Section 3.6(b) and Section 3.17(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and (iv) each of the Non-Fundamental Representations of each Seller contained in this Agreement (other than the Non-Fundamental Representations described in clauses (ii) and (iii) of this Section 8.1(a)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for any such Non-Fundamental Representations expressly made as of a specific date, in which case as of such date), provided, that, the condition set forth in this clause (iv) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such Non-Fundamental Representations (disregarding all materiality and Material Adverse Effect qualifiers set forth therein) have had or would be reasonably likely to have a Material Adverse Effect. Notwithstanding anything in this Section 8.1(a), Buyer shall not be obligated to complete the Closing if (A) the Company suffers or is reasonably expected to suffer Losses in excess of $75,000,000 from and after the Closing Date, net of any insurance proceeds to which the Company is entitled or other amounts paid to the Company by any Person in respect of such Loss, due to an event, fact or circumstance (or related events, facts or circumstances) that involves the Company’s non-compliance with (1) Environmental Law that results in a breach of Section 3.11 or (2) any other Laws that results in a breach of Section 3.12 or (B) after the Execution Date, a Specified Termination Event occurs;

(b) each Seller shall have timely performed and complied with, in all material respects, every term, condition, covenant, agreement, restriction, and obligation to be performed and complied with by such Seller at or before Closing under this Agreement;

(c) each Seller shall have delivered to Buyer a certificate in form and substance reasonably satisfactory to Buyer dated as of the Closing Date and signed by a duly authorized officer of such Seller stating that the conditions in Section 8.1(a) and Section 8.1(b) have been satisfied as to such Seller;

(d) the Parties have obtained the Required Approvals;

(e) on the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or granting material damages or imposing a Burdensome Condition in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding (excluding any such matter initiated by either Seller or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby, or seeking substantial damages in connection therewith, shall be pending before any Governmental Authority or arbitrator;

(f) Plains Seller shall have delivered to Buyer an executed counterpart of the Plains Guarantee;

(g) Magellan Seller shall have delivered to Buyer an executed counterpart of the Magellan Guarantee;

(h) each Seller shall have delivered to the other Seller and to Buyer an executed counterpart of the Release and Settlement Agreement referenced in Section 7.2(h); and

(i) the Company shall have been issued the insurance policies described in Appendix E of the A&R LLCA, and those insurance policies shall be in full force and effect.

Section 8.2 Conditions to Sellers’ Obligations to Close. Unless otherwise waived in writing prior to the Closing, the obligation of each Seller to complete the Closing is subject to the contemporaneous sale by the other Seller of its Subject Interests to Buyer at the Closing and the fulfillment prior to or at the Closing of each of the following conditions:

(a) (i) The Fundamental Representations of Buyer contained in this Agreement shall be true and correct in all respects (other than de minimus failures to be true and correct), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for Fundamental Representations expressly made as of a specific date, in which case as of such date), and (ii) the Non-Fundamental Representations of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such Non-Fundamental Representations expressly made as of a specific date, in which case as of such date), provided, that the condition set forth in this clause (ii) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such Non-Fundamental Representations have had or would be reasonably likely to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby;

(b) Buyer shall have timely performed and complied with, in all material respects, every term, condition, covenant, agreement, restriction, and obligation to be performed and complied with by Buyer at or before Closing under this Agreement;

(c) Buyer shall have delivered to Sellers a certificate in form and substance reasonably satisfactory to Sellers dated as of the Closing Date and signed by a duly authorized officer of Buyer stating that the conditions in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) the Parties have obtained the Required Approvals;

(e) on the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or granting material damages or imposing a Burdensome Condition in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding (excluding any such matter initiated by Buyer or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby, or seeking substantial damages in connection therewith, shall be pending before any Governmental Authority or arbitrator;

(f) Buyer shall have delivered to each Seller, and each Seller shall have delivered to the other Seller, an executed counterpart of the Release and Settlement Agreement referenced in Sections 7.2(h) and 7.3(h);

(g) Buyer shall have received the Capital Account Statement in accordance with Section 6.14; and

(h) the Company shall have been issued the insurance policies described in Appendix E of the A&R LLCA, and those insurance policies shall be in full force and effect.

ARTICLE 9

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing by the Party or Parties described below, such termination to be effective (other than in the case of clause (a) below, which shall be effective upon the mutual written consent of the Parties) by providing written notice of such termination to the non-terminating Party:

(a) By the mutual written consent of the Parties;

(b) By either Seller or by Buyer if the Closing has not occurred on or before 11:59 p.m., Central Time on December 14, 2018, or such other later date as mutually agreed by the Parties (the “Outside Closing Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose breach of this Agreement has caused or resulted in the failure of any condition to the Closing to be satisfied on or before such date;

(c) By either Seller or by Buyer if (i) the terminating Party is not then in material breach of any provision of this Agreement and (ii) there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the other Party or Parties pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 8 and such breach, inaccuracy or failure cannot be cured by such breaching Party by the Outside Closing Date; provided that either Seller may only be a terminating Party if the breaching Party contemplated by subpart (ii) above is the Buyer; or

(d) By either Seller or by Buyer if any Governmental Authority shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such injunction or other action shall have become final and non-appealable.

Section 9.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 9.1, all obligations and liabilities of the Parties under this Agreement shall terminate and become void and no Party shall have any further rights against the other Parties by virtue of this Agreement for breach of any representation, warranty, covenant or agreement; provided, however, that the terms of Section 6.1, Section 6.2, Buyer’s indemnification obligations under Section 6.10, this Section 9.2, Section 9.3 and Article 11 (other than Section 11.16, except as expressly provided therein) shall remain in full force and effect and survive any termination of this Agreement; provided, however, that, nothing in this Agreement shall release any Party from liability for any Willful Breach.

Section 9.3 Return of Documentation and Confidentiality. Upon termination of this Agreement, Buyer and Sellers in their capacities as “Receiving Party” shall return to the “Disclosing Party” or destroy the Confidential Information (as such term is defined in the Confidentiality Agreements) of the “Disclosing Party” pursuant to and in accordance with the terms of the Confidentiality Agreements and this Agreement.

Section 9.4 Exclusive Remedy. The remedies set forth in this Article 9 and Section 11.16 shall constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty or non-performance, partial or total, of any covenant or agreement contained in this Agreement if Closing under this Agreement does not occur.

ARTICLE 10

INDEMNIFICATION

Section 10.1 Survival. The Non-Fundamental Representations shall survive for fifteen (15) months following the Closing Date. The Fundamental Representations shall survive indefinitely. The covenants and agreements of the Parties contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive for the period provided in such covenants and agreements, if any, or until fully performed. The covenants and agreements of the Parties contained in this Agreement that by their terms apply or are to be performed on or prior to the Closing Date shall survive for twelve (12) months or for such longer period as provided in any such covenant or agreement. Notwithstanding the preceding sentences, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement with respect to a Party will survive the time at which it would otherwise terminate pursuant to the preceding sentence if written notice of such claim for the inaccuracy or breach of such representation or warranty or breach of such covenant or agreement giving rise to such indemnity right has been given to such Party from whom such indemnification may be sought prior to the time such representation, warranty, covenant or agreement would have expired; provided, that such right of indemnity shall continue to survive and shall remain a basis for indemnification hereunder only until such claim for indemnification is finally resolved or disposed of in accordance with the terms of this Article 10.

Section 10.2 Indemnification.

(a) From and after the Closing Date, each Seller will indemnify, defend and hold harmless Buyer, each Affiliate of Buyer and their respective officers, members, directors and employees (the “Buyer Indemnified Parties”) against, and reimburse any Buyer Indemnified Party for, without duplication, (i) any loss, cost, expense, liability, claim, damage, sanction, judgment, fine, or penalty, including reasonable attorney’s fees and expenses (“Losses”) incurred or suffered by the Buyer Indemnified Parties as a result of, relating to or arising out of (A) any failure of any representation or warranty made by such Seller in Article 3 or in any closing certificate delivered pursuant to this Agreement, to be true and correct (it being agreed and acknowledged by the Parties that solely for purposes of calculating the amount of Losses for which such Seller must indemnify the Buyer Indemnified Parties pursuant to this clause (A), and not for purposes of determining whether any such representation or warranty is true and correct, such representations and warranties shall be deemed not qualified by any references therein to materiality or to whether or not any such breach results or may result in a Material Adverse Effect), (B) the breach of any covenant or agreement made or to be performed by such Seller pursuant to this Agreement or its respective Assignment and (C) Seller Taxes, and (ii) Losses that such Seller has agreed to assume as provided in Section 6.8.

(b) From and after the Closing Date, Buyer will indemnify, defend and hold harmless Sellers, each Affiliate of Sellers and their respective officers, members, directors and employees and, to the extent employed or holding such positions prior to the Closing Date, each officer and director of the Company appointed by a Seller (the “Seller Indemnified Parties”)

against, and reimburse any Seller Indemnified Party for, any and all Losses incurred or suffered by the Seller Indemnified Parties as a result of, relating to, or arising out of: (i) any failure of any representation or warranty made by Buyer in Article 4 or in any closing certificate delivered pursuant to this Agreement, to be true and correct (it being agreed and acknowledged by the Parties that for purposes of calculating the amount of Losses for which Buyer must indemnify the Seller Indemnified Parties pursuant to this clause (i), and not for purposes of determining whether any such representation or warranty is true and correct, such representations and warranties shall be deemed not qualified by any references therein to materiality) and (ii) the breach of any covenant or agreement made or to be performed by Buyer pursuant to this Agreement or the Assignments.

(c) Subject to Section 10.2(d), Section 10.2(e) and Section 11.9, and notwithstanding anything to the contrary contained elsewhere in this Agreement, no Buyer Indemnified Party shall be entitled to indemnity: (i) for any and all Losses relating to or arising out of any individual or related events, matters or occurrences for which a Claim Notice is delivered by Buyer and for which a Seller (if such Losses are with respect to a Seller Representation) or the Sellers jointly (if such Losses are with respect to a BridgeTex Representation), as applicable, admit, or it is otherwise finally determined, that Buyer is entitled to indemnification or defense pursuant to Section 10.2(a)(i)(A) with respect to Non-Fundamental Representations unless and until the Losses relating to or arising out of such individual or related events, matters or occurrences exceed $250,000 (which threshold shall be aggregated where Losses relating to or arising out of any individual or related events, matters or occurrences are attributable to both Seller Representations and BridgeTex Representations, and provided, further, that this $250,000 threshold shall be measured without applying any of the limitations in Section 10.2(e) relating to “Knowledge” of a Seller), (ii) with respect to any Seller, for any and all Losses relating to or arising out of any individual or related events, matters or occurrences for which a Claim Notice is delivered by Buyer and for which both Sellers admit (if such Losses are with respect to a BridgeTex Representation) or the applicable Seller admits (if such Losses are with respect to a Seller Representation), or it is otherwise finally determined, that Buyer is entitled to indemnification or defense by such Seller pursuant to Section 10.2(a)(i)(A) with respect to Non-Fundamental Representations unless and until the aggregate amount of all Losses exceeding $250,000 with respect to all Non-Fundamental Representations exceeds such Seller’s Pro Rata Allocation of the Deductible (and then only to the extent such Losses exceed such Seller’s Pro Rata Allocation of the Deductible), (iii) under this Article 10, with respect to any Seller, for aggregate Losses in excess of such Seller’s Pro Rata Allocation of ten percent (10%) of the Purchase Price relating to breaches of Non-Fundamental Representations; provided, however, that, in the event of any Losses arising as a result of a breach of Section 3.19, the limitation under this clause (iii) with respect to the Plains Seller shall be increased by an amount equal to the Magellan Seller’s Pro Rata Allocation of such Losses, provided that the aggregate amount of such increases shall not exceed the lesser of (A) four percent (4%) of the Purchase Price and (B) an amount that, when aggregated with all Losses resulting from breaches of other Non-Fundamental Representations by either Seller, equals ten percent (10%) of the Purchase Price, and (iv) with respect to any Seller, for any and all Losses under this Agreement in excess of such Seller’s Pro Rata Allocation of the Purchase Price.

(d) A Seller’s obligations shall be (i) limited to such Seller’s breach of a Seller Representation on a several and not joint basis under Section 10.2(a)(i)(A), provided that the Plains Seller shall be responsible for all Losses associated with a breach of the representations in Section 3.19, (ii) except as specified in Section 10.2(e), in proportion to such Seller’s Pro Rata Allocation under Section 10.2(a)(i)(A) with respect to breaches of BridgeTex Representations, (iii) in proportion to such Seller’s Pro Rata Allocation under Section 10.2(a)(i)(B) with respect to breaches of Section 6.5(a)-(b) (Conduct of Business) or another covenant of Sellers to cause the Company to take an action, cooperate or omit to take an action, (iv) limited to such Seller’s breach on a several and not joint basis under Section 10.2(a)(i)(B), to the extent of such Seller’s breach or failure to perform any of its covenants or agreements contained in this Agreement, (v) limited to such Seller’s obligation on a several and not joint basis under Section 10.2(a)(i)(C) with respect to Seller Taxes and (vi) in proportion to such Seller’s Pro Rata Allocation under Section 10.2(a)(ii).

(e) Each portion of a BridgeTex Representation that is limited to “Knowledge” shall, for purposes of establishing the Sellers’ respective Pro Rata Allocation of Loss with respect thereto, be deemed to be two separate representations and warranties, one by Plains Seller and one by Magellan Seller, as if the definition of “Knowledge” with respect to such representation by Plains Seller were limited to the individuals listed in clause (i) of the definition of “Knowledge” and the definition of “Knowledge” with respect to such representation by Magellan Seller were limited to the individuals listed in clause (ii) of the definition of “Knowledge”. If, in accordance with the foregoing, only one of the two Sellers had “Knowledge” of the matter, fact or circumstance giving rise to the breach of such a representation and warranty, then that Seller shall be responsible to Buyer Indemnified Parties for that Seller’s Pro Rata Allocation of Losses for such representation and warranty and the other Seller shall not be responsible to Buyer Indemnified Parties for that other Seller’s Pro Rata Allocation of such Losses. For example, if only Plains Seller had Knowledge of a matter, fact or circumstance that gives rise to a breach of Section 3.12 and if the Losses to Buyer Indemnified Parties for that breach of Section 3.12 are $50 after applying the limitations of liability in accordance with Section 10.2(c) above, then Plains Seller shall be responsible to Buyer Indemnified Parties for $30 for such Losses and Magellan Seller shall not be liable to Buyer for Magellan Seller’s Pro Rata Allocation of such Losses, notwithstanding the provisions of Section 10.2(d)(ii). However, if at least one person from each of clause (i) and clause (ii) of the definition of “Knowledge” had Knowledge of the relevant matter, fact or circumstance, then Plains Seller and Magellan Seller shall be responsible to Buyer Indemnified Parties for $30 and $20, respectively, of such Losses.

(f) If Buyer claims indemnification for Non-Cash Losses, Buyer shall deliver to Sellers a statement showing Buyer’s calculation of such Non-Cash Losses together with supporting documentation (the “Buyer’s Non-Cash Losses Calculation”). If either Seller disagrees with the Buyer’s Non-Cash Losses Calculation, such Seller shall deliver a written notice thereof to Buyer and the other Seller within sixty (60) days following such Seller’s receipt of Buyer’s Non-Cash Losses Calculation (a “Non-Cash Losses Dispute Notice”), which shall include reasonable detail regarding such specific objections. If neither Seller provides a Non-Cash Losses Dispute Notice within sixty (60) days following such Seller’s receipt of Buyer’s Non-Cash Losses Calculation, the value of the Non-Cash Losses reflected in Buyer’s Non-Cash Losses Calculation shall become final and binding on the Parties for all purposes hereunder, including Section 10.2(a)(ii). If either Seller provides a Non-Cash Losses Dispute Notice, the Parties shall attempt to resolve, in good faith, the items disputed in the Non-Cash Losses Dispute Notice for thirty (30) days.

(g) THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE 10 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

Section 10.3 Procedures. Subject to Section 10.2(f) (in the case of the determination of the amount of Non-Cash Losses), claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) If any Person who or that is entitled to seek indemnification under Section 10.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any claim asserted against such Indemnified Party by a third party (a “Third Party Claim”) in respect of any matter that is subject to indemnification under Section 10.2, the Indemnified Party shall promptly: (i) notify the Party or Parties from whom indemnification is sought (the “Indemnifying Party”) of the Third Party Claim; and (ii) transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such Third Party Claim (if any), the Indemnified Party’s estimate of the amount of Losses attributable to the Third Party Claim (if available), and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b) If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against all Losses that may result from such Third Party Claim in accordance with, and subject to, the limitations set forth in this Article 10, subject to the final sentence of this Section 10.3(b), and it notifies the Indemnified Party within twenty (20) Business Days of the receipt of notice of the Third Party Claim from the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend the Indemnified Party (unless the Indemnified Party is the Company) against such Third Party Claim at its expense with counsel selected by such Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), and by appropriate proceedings (which proceedings shall be prosecuted diligently by the Indemnifying Party); provided, however, that Sellers shall not have the right to assume the defense or control of Specified Litigation. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party, and provided, further, that no Indemnifying Party shall enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); and provided, further, that such consent shall not be required if the settlement agreement: (i) contains a complete and unconditional general release by the Person asserting the Third Party Claim to all Indemnified Parties affected by the claim; (ii) does not contain any sanction or restriction upon the conduct of any business by the

Indemnified Party or its Affiliates; and (iii) does not have a material adverse Tax consequence with respect to the Company, the Indemnified Parties, the assets of the Company or the Subject Interests after the Closing Date. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnified Party in such defense. The Indemnified Party may participate in (but in no case control) any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 10.3(b); provided, that the Indemnified Party shall bear its own costs and expenses with respect to any such participation. The Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim if the Third Party Claim seeks Losses in excess of one hundred fifty percent (150%) of the amount for which all Indemnifying Parties may be liable under this Agreement.

(c) If the Indemnifying Party does not timely notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 10.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense, including fees and expenses of counsel and experts (but only if the Indemnified Party is actually entitled to indemnification under this Article 10) in regard to the Third Party Claim, with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), and by appropriate proceedings (which proceedings shall be prosecuted diligently by the Indemnified Party). In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought under this Article 10 without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to any such participation.

(d) Any claim by an Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice after the Indemnified Party becomes actually aware of such Direct Claim. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, and indicate the estimated amount, if known, of damages that have been sustained by the Indemnified Party. The Indemnifying Party will have a period of five (5) Business Days to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such five (5) Business Day period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party under the terms and subject to the provisions of this Agreement.

(e) Any indemnification payment made pursuant to this Agreement shall be net of any insurance proceeds realized by and paid to the Indemnified Party in respect of such claim, and such Indemnified Party shall use commercially reasonable efforts to pursue such proceeds. Sellers shall not use the Company’s funds for any indemnity payment to a Buyer Indemnified Party

(provided that this shall not prevent or prohibit the Company from using insurance proceeds to reduce the Company’s loss for a matter that might lead to an indemnification obligation) and Sellers waive any right of subrogation, recourse or contribution against the Company, Operator, their respective Representatives or their insurers arising out of Sellers’ indemnity obligations under this Agreement.

(f) Allocation of Responsibility.

(i) The Parties agree that, for purposes of Section 10.3(a)-(d), to the extent that an Indemnifying Party is a Seller, the term “Indemnifying Party” shall be deemed to mean (A) for indemnification claims for breaches of the representations, warranties, covenants or agreement described in Section 10.2(d)(i), Section 10.2(d)(iv), Section 10.2(d)(v), and Section 10.2(e) if only one Seller has indemnification obligations to the Buyer Indemnified Parties, either Magellan Seller or Plains Seller, as applicable, and (B) for all other indemnification claims, both Magellan Seller and Plains Seller. In the case of clause (B) of this Section 10.3(f)(i), each of Magellan Seller and Plains Seller shall be treated as, and act as one Party with respect to, all communications, including any admissions of responsibility under Section 10.2(a) or Section 10.2(c) and the rights and obligations of the Indemnifying Party under Section 10.3(a)-(d) including with respect to decisions and directions concerning the assumption of defense and the prosecution and settlement (vis-à-vis a third party or the Indemnified Parties), notices and directions to an Indemnified Party and payment of any expenses, including of (1) of the Indemnified Party’s counsel in the event of a conflict of interest as described in the first proviso of the second sentence of Section 10.3(b), (2) described in the third sentence of Section 10.3(b), and (3) described in the first and last sentences of Section 10.3(c), which, in each case, Sellers shall pay in accordance with their respective Pro Rata Allocation.

(ii) The Parties agree that for purposes of Section 10.3(a)-(d), to the extent that the Indemnifying Party is Buyer, the Seller Indemnified Parties agree to be treated as, and act as one Party with respect to, the rights and obligations of the Indemnified Party. Solely as between Plains and Magellan, each Seller agrees with one another that each Seller Indemnified Party (A) who receives indemnification due to its relation to Magellan Seller shall be responsible for, or entitled to, as applicable, Magellan Seller’s Pro Rata Allocation and (B) who receives indemnification due to its relation to the Plains Seller shall be responsible for, or entitled to, as applicable, Plains Seller’s Pro Rata Allocation, in each case, of (1) the expenses described in the fourth sentence of Section 10.3(b) and (2) the reimbursement contemplated in the first sentence of Section 10.3(c). Buyer and Sellers agree that Buyer shall be responsible for the fees and expenses of only one counsel for all Seller Indemnified Parties in each jurisdiction for which counsel is required and for which Buyer is otherwise required to pay or reimburse the costs of counsel pursuant to this Article 10. Buyer shall not be responsible for the fees or expenses of a Seller or its Affiliates for any disputes that arise between Sellers under this Agreement.

(g) For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any indemnification payment made under this Article 10 as an adjustment to the Purchase Price.

Section 10.4 Exclusive Remedy. Except for fraud, the indemnification and remedies set forth in this Article 10 shall, from and after the Closing Date, constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty or non-performance, partial or total, of any covenant or agreement contained in this Agreement or the Assignments; provided, however, that nothing in this Section 10.4 shall prevent any Party from seeking injunctive or equitable relief in pursuit of its indemnification claims pursuant to and in accordance with Section 11.16.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Successors and Assigns. This Agreement (and all covenants, rights, obligations, and agreements created hereunder) shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns. A Party shall not assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that after Closing, Buyer may freely assign its rights and obligations hereunder without Sellers’ consent to any Person that (a) is an Affiliate of OMERS and (b) owns the Subject Interests. For purposes of this Section 11.1, “Affiliate” of OMERS includes either of the following: a Person that is either, directly or indirectly, controlled by OMERS, or a Person in respect of which OMERS holds fifty percent (50%) or more of the participating equity of such Person. Except for a consent permitted pursuant to the preceding sentence or expressly agreed to in writing by Sellers, no permitted assignment of Buyer’s rights or duties that is subject to the consent of Sellers shall relieve or release Buyer from the performance of Buyer’s rights or obligations hereunder and Buyer shall be fully liable to the Sellers for the performance of all such rights and duties.

Section 11.2 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses:

If to Buyer, to:	Mapleleaf Midstream, LLC c/o OMERS Infrastructure Management Inc. 450 Park Avenue, Ninth Floor New York, NY 10022 Attn: Michael Ryder, Senior Managing Director

with a copy to:	OMERS Infrastructure Management Inc. 900-100 Adelaide Street W. Toronto, ON, M5H 0E2 Canada Attn: Jennifer Guerard, Managing Director, Legal

And a copy (which will not constitute notice)to:	Sidley Austin LLP 1000 Louisiana Street, Suite 6000 Houston, TX 77002 Attn: Cliff Vrielink, Partner Chris Barbuto, Partner

If to Plains Seller, to:	Plains Pipeline, L.P. 333 Clay Street, Suite 1600 Houston, TX 77002 Attn: Jeremy Goebel, Senior Group Vice President

with a copy to:	Plains Pipeline, L.P. 333 Clay Street, Suite 1600 Houston, TX 77002 Attn: Richard McGee, Executive Vice President and General Counsel

If to Magellan Seller, to:	Magellan OLP, L.P. One Williams Center, Suite 2800 Tulsa, OK 74172 Attention: Michael Aaronson, Senior Vice President – Business Development Email: michael.aaronson@magellanlp.com

with a copy to:	Magellan OLP, L.P. One Williams Center, Suite 2800 Tulsa, OK 74172 Attention: Doug May, Senior Vice President and General Counsel Email: doug.may@magellanlp.com or to such other address or addresses as the Parties may from time to time designate in writing.

Section 11.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered an original, and all of which shall be considered one and the same instrument. Facsimile,.pdf or other electric transmission of copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement thereof.

Section 11.4 Rights. The failure of any Party to exercise any right granted under this Agreement shall not impair nor be deemed a waiver of that Party’s privilege of exercising that right at any subsequent time or times.

Section 11.5 Amendments. This Agreement (including schedules and exhibits, except to the extent as may be modified by Sellers pursuant to Section 11.15) may be amended or modified only by an agreement in writing signed by Sellers and Buyer and expressly identified as an amendment or modification.

Section 11.6 No Waiver. No waiver by any Party of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless expressly provided. No waiver shall be effective unless made in writing and signed by the Party to be charged with such waiver.

Section 11.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Texas, without regard to choice of law principles that would require the application of the laws of any other jurisdiction.

(b) Each Party agrees that the appropriate, exclusive and convenient forum for any disputes between any of the Parties arising out of this Agreement or the transactions contemplated hereby shall solely be in any state or federal court in the Borough of Manhattan, City of New York, and each of the Parties irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts.

(c) Each Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any court referred to in Section 11.7(b). Each of the Parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) EACH OF THE PARTIES HEREUNDER HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY OTHER PARTY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

Section 11.8 Limitation of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY OTHER THAN AS EXPRESSLY SET FORTH IN SECTION 6.8 AND EXCEPT FOR FRAUD, A PARTY SHALL NOT BE LIABLE TO ANY OTHER PARTY OR AN INDEMNIFIED PARTY FOR SPECIAL, INDIRECT, CONSEQUENTIAL (EXCEPT TO THE EXTENT SUCH CONSEQUENTIAL DAMAGES ARE A REASONABLY FORESEEABLE RESULT OF THE APPLICABLE BREACH HEREOF), PUNITIVE OR EXEMPLARY DAMAGES SUFFERED BY SUCH PARTY RESULTING FROM OR ARISING OUT OF THIS AGREEMENT OR THE BREACH HEREOF OR UNDER ANY OTHER THEORY OF LIABILITY, WHETHER TORT, NEGLIGENCE, STRICT LIABILITY, BREACH OF CONTRACT, WARRANTY, INDEMNITY, OR OTHERWISE, AND EACH PARTY RELEASES THE OTHER PARTIES AND WAIVES ANY RIGHT OF RECOVERY FOR SUCH DAMAGES SUFFERED BY SUCH PARTY OR AN INDEMNIFIED PARTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTION CONTEMPLATED HEREBY; PROVIDED, HOWEVER, THE FOREGOING SHALL NOT BE CONSTRUED AS LIMITING AN OBLIGATION OF AN INDEMNIFYING PARTY HEREUNDER (INCLUDING UNDER SECTION 6.8) TO INDEMNIFY, DEFEND, AND HOLD HARMLESS AN INDEMNIFIED PARTY AGAINST CLAIMS, JUDGMENTS OR SETTLEMENTS ASSERTED BY UNAFFILIATED THIRD PARTIES, INCLUDING THIRD PARTY CLAIMS FOR SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE, OR EXEMPLARY DAMAGES.

Section 11.9 No Third Party Beneficiaries. Except for the Persons indemnified hereunder, this Agreement is for the sole benefit of the Parties and shall not inure to the benefit of any other Person whomsoever or whatsoever, it being the intention of the Parties that, subject to Section 6.8 and Article 10, no third Person shall be deemed a third party beneficiary to this Agreement.

Section 11.10 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers, accountants and other Representatives.

Section 11.11 Entire Agreement. This Agreement (together with the schedules and exhibits) and the other agreements executed or delivered in connection herewith, constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by the Parties or any of their respective Affiliates relating to the transactions contemplated hereby and thereby.

Section 11.12 Headings. The headings and captions in this Agreement have been inserted for convenience of reference only and shall not define or limit any of the terms and provisions hereof.

Section 11.13 Rights and Remedies. Except as otherwise provided in this Agreement, each Party reserves to itself all rights, counterclaims, other remedies, and defenses to which such Party is or may be entitled arising from or out of this Agreement or as otherwise provided by Law.

Section 11.14 Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable and should any terms or provisions, in whole or in part, be held invalid, illegal or incapable of being enforced as a matter of law, such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid portion. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.15 Disclosure. Either Seller may, at its option, include in the Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not (a) be deemed to be an acknowledgment or representation that such items are material, (b) establish any standard of materiality or (c) define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, but only to the extent that it is readily apparent that such disclosure is relevant to such other Schedule, and no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific Schedule, or the section or subsection of the Schedule, corresponding to such Fundamental Representation. From time to time prior to the Closing, either Seller may at its option supplement or amend and deliver updates to the Schedules to complete or correct any information in such Schedules or in any representation or warranty in Article 3, and Sellers shall update Schedule 3.16(c) for distributions made after the Execution Date, Schedule 3.17(a) for sales or dispositions after the Execution Date, and Schedule 3.17(g) for capital expenditures approved by the Management Committee after the Execution Date; provided, that except for updates to Schedule 3.16(c), Schedule 3.17(a) and Schedule 3.17(g), such updated, revised or supplemented Schedules will not (i) be deemed to amend and supplement the appropriate Schedules for purposes of the accuracy or for the cure of any breach of the representation and warranty; (ii) be deemed to amend and supplement the appropriate Schedules for purposes of the conditions to closing set forth in Section 8.1(a) or the Buyer’s ability to terminate this Agreement pursuant to Section 9.1; or (iii) otherwise affect any remedies available to Buyer. Any document, list or other item shall be deemed to have been “made available” to Buyer for all purposes of this Agreement only if, in the case of Plains Seller, such document, list or other item was posted at least two days before the date hereof in the electronic dataroom established by Plains Seller in connection with the transactions contemplated hereby or, in the case of Magellan Seller, such document, list or other item was delivered by Doug May to Peter Gray by email, copied to Jennifer Guerard, captioned “Made Available for MIPA” and for which Mr. Gray acknowledged receipt at least two days before the date hereof; provided, that if any document, list or other item was provided by either Seller to Buyer in accordance with this sentence, such document, list or other item shall be deemed to have been delivered by both Sellers for purposes of this Agreement.

Section 11.16 Specific Performance.

(a) Each Party hereby acknowledges and agrees that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it herein, a non-breaching Party may be without an adequate remedy at law. If any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, a non-breaching Party subject to the terms hereof and in addition to any remedy at law for damages or other relief, may (at any time prior to the earlier of valid termination of this Agreement pursuant to Article 9 and Closing) institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge and agree that prior to the Closing, each Seller shall be entitled to specific performance to cause the Equity Financing to be funded and to effect the Closing in accordance with Section 7.1, on the terms and subject to the conditions in this Agreement, but only to the extent that, (i) all conditions in Article 8 (other than (A) those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions and (B) those conditions that have not been satisfied as a result of the breach by Buyer of its obligations hereunder) have been satisfied or waived, (ii) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 7.1, and (iii) Sellers have confirmed that if specific performance is granted and the funding of the equity commitment under the Equity Commitment Letter is funded, then the Closing will occur.

(c) The Party seeking specific performance shall be entitled to reimbursement from the breaching Party or Parties of any and all costs or expenses reasonably incurred by it in successfully pursuing specific performance.

Section 11.17 Rules of Construction. In this Agreement, unless a clear contrary intention appears: (a) the singular form includes the plural form and vice versa; (b) reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement (including this Agreement), document, or instrument means, unless specifically provided otherwise, such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any law means, unless specifically provided otherwise, such law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any section or other provision of any law means, unless specifically provided otherwise, that provision of such law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision, (f) reference in this Agreement to any Article, Section, Schedule, or Exhibit means such Article or Section hereof or Schedule or Exhibit hereto; (g) ”hereunder”, “hereof”, “hereto”, and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section, or other provision thereof; (h) ”including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (i) ”or” is not exclusive; (j) relative to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; (k) the Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein; provided, that in the event a word or phrase defined in this Agreement is expressly given a different meaning in any Schedule or Exhibit, such different definition shall apply only to such Schedule or Exhibit defining such word or phrase independently, and the meaning given such word or phrase in this Agreement shall control for purposes of this Agreement, and such alternative meaning shall have no bearing or effect on the interpretation of this Agreement; (l) all references to “dollars” or “$” means United States Dollars; (m) references to “days” shall mean calendar days, unless the term “Business Days” is used; and (n) except as otherwise provided herein, all actions which any Person may take and all determinations which any Person may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of such Person.

Section 11.18 No Recourse. Except as provided in Section 11.16(b), and without limiting Sellers’ (or Buyer’s, as applicable) rights under the Confidentiality Agreements, the Equity Commitment Letter, the Plains Guarantee, or the Magellan Guarantee, this Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against (i) the Parties named as Sellers and Buyer on the signature pages hereto and (ii) any other assignee of Buyer pursuant to Section 11.1. Except as provided in Section 11.16(b), no past, present or future director, officer, employee, incorporator, investor, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any Party or of any Affiliate thereof, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any Party under this Agreement or for any Action based on, in respect of or by reason of the transactions contemplated hereby, other than claims pursuant to the Confidentiality Agreements, the Equity Commitment Letter, the Plains Guarantee, or the Magellan Guarantee, in each case against the applicable party thereto.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each Party as of the date first above written.

PLAINS SELLER:

PLAINS PIPELINE, L.P.

By: Plains GP LLC, its General Partner

By:	/s/ Willie Chiang
Name:	Willie Chiang
Title:	Executive Vice President and Chief Operating Officer

Signature Page to Membership Interest Purchase Agreement

MAGELLAN SELLER:

MAGELLAN OLP, L.P.

By: Magellan Operating GP, LLC, its General Partner

By:	/s/ Michael J. Aaronson
Name:	Michael J. Aaronson
Title:	Senior Vice President

Signature Page to Membership Interest Purchase Agreement

BUYER:

MAPLELEAF MIDSTREAM, LLC

By:	/s/ Jennifer Guerard
Name:	Jennifer Guerard
Title:	Vice President

By:	/s/ Michael Ryder
Name:	Michael Ryder
Title:	Senior Vice President

Signature Page to Membership Interest Purchase Agreement